     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 2, 1996


                                            REGISTRATION STATEMENT NO. 333-06885
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 2

                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                          BROOKTROUT TECHNOLOGY, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                    MASSACHUSETTS                                         04-2814792
           (STATE OR OTHER JURISDICTION OF                             (I.R.S. EMPLOYER
           INCORPORATION OR ORGANIZATION)                             IDENTIFICATION NO.)

                                410 FIRST AVENUE
                               NEEDHAM, MA 02194
                                 (617) 449-4100
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
             AREA CODE OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                                 ERIC R. GILER
                                   PRESIDENT
                          BROOKTROUT TECHNOLOGY, INC.
                                410 FIRST AVENUE
                               NEEDHAM, MA 02194
                                 (617) 449-4100
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                            ------------------------

                                WITH COPIES TO:

               THOMAS P. STORER, P.C.                                KENNETH R. LAMB, ESQ.
             GOODWIN, PROCTER & HOAR LLP                          GIBSON, DUNN & CRUTCHER LLP
                   EXCHANGE PLACE                            ONE MONTGOMERY STREET, TELESIS TOWER
                BOSTON, MA 02109-2881                            SAN FRANCISCO, CA 94104-4505
                   (617) 570-1000                                       (415) 393-8200

                            ------------------------

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ____________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / _________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION -- DATED AUGUST 2, 1996

PROSPECTUS
- --------------------------------------------------------------------------------


                                 900,000 Shares


                          [BROOKTROUT TECHNOLOGY LOGO]

                                  Common Stock
- --------------------------------------------------------------------------------


Of the 900,000 shares of common stock, par value $.01 per share (the "Common Stock"), offered hereby, 514,632 shares are being sold by Brooktrout Technology, Inc. ("Brooktrout" or the "Company") and 385,368 shares are being sold by certain selling stockholders of the Company (the "Selling Stockholders"). The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. See "Principal and Selling Stockholders."



The Common Stock is included in the Nasdaq Stock Market's National Market (the "Nasdaq National Market") under the symbol "BRKT." On July 31, 1996, the last reported sales price of the Common Stock on the Nasdaq National Market was $18.00 per share. See "Price Range of Common Stock."


SEE "RISK FACTORS" ON PAGES 6 TO 10 FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.

- --------------------------------------------------------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

=================================================================================================
                                                Underwriting                       Proceeds to
                                Price to       Discounts and      Proceeds to        Selling
                                 Public        Commissions(1)      Company(2)      Stockholders
- -------------------------------------------------------------------------------------------------

Per Share..................         $                $                 $                $
- -------------------------------------------------------------------------------------------------
Total(3)...................         $                $                 $                $
=================================================================================================


(1) The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated to be $400,000.


(3) The Company has granted the several Underwriters a 30-day over-allotment option to purchase up to 135,000 additional shares of Common Stock on the same terms and conditions as set forth above. If all such additional shares are purchased by the Underwriters, the total Price to Public will be
    $          , the total Underwriting Discounts and Commissions will be
    $          , the total Proceeds to Company will be $          , and the
    total Proceeds to Selling Stockholders will be $          . See
    "Underwriting."


- --------------------------------------------------------------------------------

The shares of Common Stock are offered by the several Underwriters subject to delivery by the Company and the Selling Stockholders and acceptance by the Underwriters, to prior sale and to withdrawal, cancellation or modification of the offer without notice. Delivery of the shares to the Underwriters is expected to be made at the office of Prudential Securities Incorporated, One New York
Plaza, New York, New York, on or about               , 1996.

PRUDENTIAL SECURITIES INCORPORATED

                                      SMITH BARNEY INC.

                                                                  TUCKER ANTHONY
                                                                   INCORPORATED

August   , 1996

                     BROOKTROUT TECHNOLOGY TARGET MARKETS


Brooktrout Technology provides reliable software and hardware products for service providers and systems vendors in the electronic messaging market.

[Picture of a person                    [LOGO]
holding a circuitboard]                 BROOKTROUT[Trademark]
                                             TECHNOLOGY

                                        Brooktrout has succeeded in the high-end
                                        service provider market by offering
                    SERVICE             highly reliable products and superior
                    PROVIDERS           engineering-level technical support to
                                        meet service providers' demanding
                                        performance specifications.

                    ENTERPRISE and      Brooktrout has become a leading
                    WORKGROUP           supplier to the enterprise and
                    SYSTEMS             workgroup systems market by
                                        providing open, scalable high
                                        performance software and hardware
                                        products.




[Two pictures of people with telephone headsets working at computer terminals]


                            ------------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

- --------------------------------------------------------------------------------

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and Supplemental Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus or in the documents incorporated in this Prospectus by reference, including information under "Risk Factors." Unless otherwise specified, all information contained in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised, and all share and per share data have been adjusted to reflect two three-for-two stock splits effected through 50% stock dividends paid by the Company on February 27, 1996 and on June 20, 1996. In addition, as a result of the Company's acquisition of Technically Speaking, Inc. on May 29, 1996, which was accounted for as a pooling-of-interests, all financial information contained herein has been restated to include the accounts of Technically Speaking, Inc. for all periods presented. See "Supplemental Consolidated Financial Statements."

                                  THE COMPANY

     Brooktrout Technology, Inc. ("Brooktrout" or the "Company") is a leading supplier of advanced software and hardware products for system vendors and service providers in the electronic messaging market. The Company's innovative products enable its customers to deliver a wide range of solutions for the integration and cost effective management of image (fax), voice and data communications in telecommunications and networking environments. Uses of the Company's products range from established markets such as voice mail to newly evolving applications including the integration of computers and telephones (computer telephony integration, or "CTI"), integrated management of voice, fax and data messages (unified messaging), and communication of fax and voice messages on local area networks ("LANs"), wide area networks and the Internet. In recent years, Brooktrout's products have played an important role in the development of the market for advanced computer-based fax applications, including the transmission and routing of fax messages on LANs ("LAN fax") and enhanced fax services such as fax broadcasting, fax-on-demand and store-and-forward fax. The Company sells its products to telecommunications service providers such as Hong Kong Telecommunications Limited and MCI Communications Corporation; to original equipment manufacturers ("OEMs") such as Lucent Technologies, Inc. ("Lucent"), Northern Telecom Limited (Nortel) and Centigram Communications Corporation; and to value added resellers ("VARs") such as Computer Sciences Corp. and Entex Information Services, Inc.

     The Company believes three major trends are driving the market for electronic messaging:

     - the growing integration of computer and telecommunications networks;

     - the emergence of new network-based communications applications; and

     - the expansion of the Internet and development of new Internet-based applications.

     Brooktrout has focused since its inception in 1984 on developing and enhancing enabling technology for electronic messaging, and has been for many years a recognized technology leader in this area. As an integral element of its marketing strategy, the Company has emphasized support to its customers in developing and implementing applications based on the Company's products. Brooktrout facilitates its customers' development of applications by offering software products which permit the developer to make full use of product features with a minimum of programming effort. The Brooktrout applications programming interface ("API") offers full applications portability across major computer operating systems, including Windows NT, UNIX, OS/2, Windows 95 and MS-DOS, among others. The Company has significantly broadened and strengthened its role as a supplier of enabling technology for the electronic messaging market by its recent acquisition of Technically Speaking, Inc. ("TSI"), a supplier of graphical, object-oriented software application development tools for this market.

     The Company's products include its TR Series[Trademark] fax and voice processing boards and software development tools for electronic messaging including the Brooktrout Fax and Voice API and Show N Tel [Trademark], a graphical, object-oriented voice, fax and computer telephony development environment. Additionally, the

- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------

Company offers QuadraFax[Trademark], an embedded fax and voice processing platform targeted at work groups and small businesses. The Company recently introduced the IP/FaxRouter[Trademark], a product that reduces fax transmission costs by routing faxes over public and private data networks including the Internet. The Company also supplies complete voice messaging systems for Lucent's Merlin and Partner small business telephone systems using the TR Series software and hardware products and applications developed by Brooktrout for Lucent.

     Brooktrout's objective is to strengthen its position as a leading supplier of software and hardware products to electronic messaging system vendors and service providers worldwide through technological innovation, focus on products supporting high-value applications, and an emphasis on product development and customer support. The Company is implementing this strategy by:

     - focusing on market segments where it has established or can develop a leadership position, such as enhanced fax services, unified messaging, computer telephony integration, network communications, fax store-and-forward and Internet fax routing;

     - delivering innovative, high-value software and hardware products that enable new applications, particularly in these targeted market segments;

     - continuing to emphasize the development of international markets for its products, building on its base of product regulatory approvals in the U.S. and 17 other countries and expanding its international sales and marketing efforts; and

     - continuing to develop complementary distribution channels, including service providers, OEMs and VARs, and building relationships with independent software vendors ("ISVs") who develop electronic messaging applications that use the Company's products.

     The Company's principal executive offices are located at 410 First Avenue, Needham, Massachusetts 02194; its telephone number is (617) 449-4100.














                            ------------------------

     "Brooktrout Technology[Trademark]," "Technically Speaking[Trademark]," "TR Series[Trademark]," "TR114[Trademark]," "Universal Port[Trademark]," "QuadraFax[Trademark]," "IP/FaxRouter[Trademark]," "Show N Tel [Trademark]" and "PowerBlock[Trademark]" are trademarks and "TrueFax[Trademark]" is a registered trademark of the Company. All other trademarks are the property of their respective owners.

- --------------------------------------------------------------------------------

- -------------------------------------------------------------------------------

                                  THE OFFERING

Common Stock Offered by the Company.................  514,632 shares
Common Stock Offered by the Selling Stockholders....  385,368 shares
Common Stock to be Outstanding after the
  Offering(1).......................................  10,299,051 shares
Use of Proceeds by the Company......................  For general corporate purposes, including working capital, inventory
                                                      expansion and the development and
                                                      marketing of new products, and for
                                                      possible future acquisitions of
                                                      complementary technologies, businesses
                                                      or products.
Nasdaq National Market Symbol.......................  BRKT


                                SUMMARY SUPPLEMENTAL CONSOLIDATED FINANCIAL DATA
                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                               THREE MONTHS
                                                   YEARS ENDED DECEMBER 31,                   ENDED MARCH 31,
                                        ----------------------------------------------     --------------------
                                         1991     1992      1993      1994      1995        1995         1996
                                        ------   -------   -------   -------   -------     ------       -------
STATEMENT OF OPERATIONS DATA:
Revenue...............................  $8,040   $12,365   $18,060   $24,888   $38,673     $7,167       $11,300
Gross profit..........................   4,015     6,565     9,326    12,833    20,914      3,673         6,203
Income from operations................     835     1,909     2,448     3,624     6,948        866         1,663
Net income............................     906     1,673     2,278     2,629     5,203        632         1,166
Income per common share:
  Before extraordinary and other
    items(2)..........................  $ 0.07   $  0.19   $  0.20   $  0.27   $  0.52     $ 0.06       $  0.11
  Net income..........................    0.13      0.26      0.23      0.27      0.52       0.06          0.11
Pro forma income per common share(3):
  Before extraordinary and other
    items(2)..........................    0.07      0.19      0.19      0.26      0.47       0.07          0.11
  Net income..........................  $ 0.13   $  0.26   $  0.23   $  0.26   $  0.47     $ 0.07       $  0.11
Weighted average number of common and
  common equivalent shares
  outstanding.........................   6,723     6,530     9,783     9,843    10,077      9,870        10,554

                                                                                     MARCH 31, 1996
                                                                               --------------------------
                                                                               ACTUAL      AS ADJUSTED(4)
                                                                               -------     --------------

BALANCE SHEET DATA:
Working capital..............................................................  $24,519         $32,896
Total assets.................................................................   36,739          45,116
Long-term debt, less current portion.........................................       --              --
Stockholders' equity.........................................................  $27,802         $36,179

- ------------------------
(1) Does not include 1,719,209 shares of Common Stock issuable upon exercise of stock options outstanding as of June 20, 1996, with a weighted average exercise price of $8.185.

(2) Before extraordinary items representing a gain on extinguishment of debt and reductions in income taxes due to application of operating loss carryforwards, and before effect of change in accounting for income taxes. See Note (1) to "Selected Supplemental Consolidated Financial Data."

(3) Pro forma income per common share is based upon reported net income, adjusted for pro forma tax charges (benefits) of $42,000, $34,000, $424,000, ($31,000) and $5,000 for the years ended December 31, 1993, 1994 and 1995 and the three month periods ended March 31, 1995 and 1996, respectively, on TSI income. TSI had elected to be taxed as a Subchapter S corporation for income tax purposes. Under this election, income was taxed directly to TSI stockholders. Accordingly, TSI's historical financial statements did not include a charge for income taxes.


(4) As adjusted to reflect the sale of 514,632 shares of Common Stock offered by the Company hereby, assuming a public offering price of $18.00 per share (the last reported sales price of the Common Stock on the Nasdaq National Market on July 31, 1996) and after deduction of the assumed underwriting discounts and commissions and estimated offering expenses payable by the Company and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."



(5) See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Recent Operating Results" for a discussion of the Company's unaudited results for the quarter and six months ended June 30, 1996.

- --------------------------------------------------------------------------------

                                  RISK FACTORS

     This Prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements include, among others, statements regarding trends, opportunities and growth projections in the electronic messaging industry (see "Business -- The Electronic Messaging Industry -- Opportunities in Electronic Messaging"), statements regarding the Company's prospects and growth opportunities in certain segments within the electronic messaging industry (see "Prospectus Summary -- The Company" and "Business -- Strategy"), statements regarding future allocations for research and development (see "Business -- Product Development"), statements regarding future competition (see "Business -- Competition"), statements regarding certain legal proceedings (see "Business -- Proprietary Technologies" and "-- Legal Proceedings"), statements regarding shipments of backlog (see
"Business -- Backlog"), and statements regarding existing facilities (see "Business -- Properties"). Actual results could differ materially from those projected in the forward-looking statements as a result of certain uncertainties set forth below and elsewhere in this Prospectus. Investors should carefully consider the following factors, in addition to the other information contained in this Prospectus, in connection with investments in the shares of Common Stock offered hereby.

     RELIANCE ON LUCENT TECHNOLOGIES, INC. Since 1990, AT&T has been the Company's largest customer. Revenue from sales to AT&T accounted for 58%, 53%, 36% and 26% of the Company's total revenue in 1993, 1994, 1995 and the first quarter of 1996, respectively. The Company has sold a variety of products to a number of separate business units within AT&T, although sales of voice mail systems accounted for more than 80% of the Company's revenue from AT&T in the last three years. On April 3, 1996, AT&T completed an initial public offering of Lucent and announced its intent to spin off to its shareholders the remaining interest in the company by December 1996. The divisions which represented the Company's principal customers within AT&T were transferred to Lucent, although the Company retained some business with AT&T. Lucent is the Company's sole customer for its voice mail system products. The Company does not anticipate that the spin-off will have any substantial effect on its sales to the divisions of AT&T that were transferred to Lucent. No assurance can be given, however, that Lucent will continue to generate the same quantity or quality of business for the Company as was generated prior to the spin-off from AT&T. Moreover, no assurance can be given that Lucent will continue to use the Company as its principal supplier of voice messaging/automated attendant systems for small business use or that the Company will be able to maintain its current level of profit margins in its sales to Lucent. Any material loss of the revenue currently derived from sales to Lucent and its former parent AT&T would have a material adverse effect on the Company's business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations" and "Business -- Customers."


     RAPIDLY CHANGING MARKETS. The Company provides products that enable its customers to develop new services and systems for electronic messaging applications in telecommunications and networking environments. The telecommunications and networking industries are subject to rapid evolution driven by the availability of new technologies, the emergence of new applications and the initiatives of industry participants. The Company's success depends on its ability to identify emerging applications of its technologies, understand the role of competing technologies and develop innovative, high-value products to meet the needs of service providers and system vendors delivering solutions to end users. The Company works closely with its present and prospective customers and relies on various sources of information, including market research provided by research firms, in order to identify emerging applications. There can be no assurance that the information collected by the Company will be accurate or that the market developments that are anticipated to create demand for the Company's products will occur. For example, the Company plans to market various products for use in conjunction with the Internet. The Internet, however, may not prove to be a viable commercial network for numerous reasons, including, without limitation, inadequate development of the necessary infrastructure, reluctance of corporations to deploy new applications on the Internet or availability of more attractive, substitute networks. Failure of such a marketplace to develop, or if developed to offer commercially viable opportunities, could have an adverse effect on the Company's business, financial condition and results of operations.

     TECHNOLOGICAL CHANGE. The Company's success depends upon its ability to enhance its existing products and to develop and introduce on a timely basis new products that accommodate advances in technology and changing customer requirements. There can be no assurance that the Company's enhanced or new products will be technologically successful or achieve market acceptance. The Company would be materially and adversely affected if one of its competitors were able to market a technologically superior product or a less expensive comparable product and the Company were unable to respond with a competitive product within a reasonable time. In addition, products in this market may contain undetected errors or bugs that are discovered only after the product has been installed and used in customer environments. Although the Company has not experienced material adverse effects resulting from such errors to date, there can be no assurance that errors will not be discovered in the future, causing unexpected expenses to correct such errors and delays in product introduction and shipments, or requiring design modifications that could adversely affect the Company's competitive position and operating results. Furthermore, in order to continue the enhancement of existing products and the introduction of new products in response to technological changes, the Company is required to make significant continuing expenditures on research and development. If the Company's revenue should fail to achieve forecasted levels, the Company may not be able to reduce expenditures on research and development without impairing its competitive position, so that profitability may be disproportionately affected in such event.

     DEPENDENCE ON KEY PERSONNEL. The Company depends heavily on personnel involved in engineering, research and development, marketing, sales, finance and administration. The Company's success depends upon its ability to attract and retain skilled employees to continue successful development of new products and enhancements to existing products, to manage growth successfully, to implement appropriate management information systems and controls and to assure timely manufacture of the Company's products. It is becoming increasingly difficult for the Company to hire and retain a sufficient number of qualified staff to meet its goals. The market for qualified personnel is particularly competitive in the Boston area where there is a great demand and limited supply of qualified individuals with the advanced technological experience and knowledge and other skills that the Company requires. The inability of the Company to attract and retain qualified employees in any functional area could have a material adverse effect on the Company's current operations, on new product development efforts and on the Company's ability to meet its business plans. Currently, the Company has a $1 million key-person life insurance policy on its President, Eric R. Giler, but does not otherwise have key-person life insurance for, or employment or noncompetition agreements with, its key personnel, other than certain personnel who recently joined the Company in connection with the acquisition of TSI and who entered into noncompetition agreements with the Company. See "Management" and "Business -- Employees."


     COMPETITION. The electronic messaging industry is highly competitive, and the Company expects that additional competitors will enter the market and that competition will intensify. Certain of the Company's current and potential competitors have significantly greater development, marketing and capital resources and name recognition than the Company, and new or enhanced products can be expected from current and potential competitors, including large domestic and international software, telecommunications, computer and semiconductor companies. The Company has only limited patent protection for its products and believes that patents generally do not present a barrier to new companies desiring entry to its industry. No assurance can be given that the Company will be able to compete successfully or that competition will not have an adverse effect on the Company's operating results. Moreover, there can be no assurance that one or more of the Company's customers or suppliers will not develop competitive technology internally, thereby eliminating either the need to obtain products and services from the Company or the willingness to provide products and services to the Company. The Company expects that it will face increasing pricing pressures from its current competitors and new market entrants. The Company's competitors may engage in pricing practices that cause the Company to reduce the average selling prices of its products. To offset declining average selling prices, the Company believes that it must successfully develop and introduce on a timely basis new products or products that incorporate new features that can be sold at gross margins comparable to those on existing products. To the extent that such new products are not developed in a timely manner, do not achieve customer acceptance or do not generate comparable gross margins, the Company's profitability may decline. See "Business -- Competition."

     DEPENDENCE ON OEMS, VARS AND TELECOMMUNICATIONS SERVICE PROVIDERS. The Company markets its products primarily through OEMs, VARs and telecommunications service providers. A considerable investment in marketing and technical support is required in connection with many sales. To receive a return on this investment, the Company must make substantial sales to its customers over an extended period of time. The Company's customers may determine not to purchase a product in sufficient volume as a result of changes in end users' preferences or such customers' internal decisions regarding product continuation, further development and marketing. In many instances, the Company may not have the opportunity or ability to influence any such determination by its customers. In such circumstances, the Company may not achieve a profit on a product and may not recover its initial investment in developing and introducing a new product. See "Business -- The Electronic Messaging Industry," "-- Sales and Marketing" and "-- Technical Support."


     VARIATIONS IN OPERATING RESULTS/SEASONALITY. The Company's quarterly operating results are subject to significant fluctuations. The Company operates with a relatively short-term backlog with most of its sales in each quarter resulting from orders received in that quarter. Accordingly, if demand for the Company's products weakened in a given quarter, sales and operating results for that quarter would be adversely affected. As a result, sales in any given quarter may depend on the volume and timing of bookings received during that quarter, which are often difficult to predict. Brooktrout has historically experienced significant seasonality in quarterly sales, with sales levels tending to be relatively lower in the first and third quarters. Moreover, announcements by the Company or its competitors of new products and technologies could cause customers to defer or cancel purchases of the Company's systems, which would materially adversely affect the Company's volume of bookings, financial condition and results of operations. In addition, due to different margins on its various products, changes in the Company's sales mix from quarter to quarter may also affect its overall results. Finally, because a large portion of the Company's expenses are fixed and are difficult to adjust should revenue not meet the Company's expectations, any failure to achieve forecasted sales levels or a margin reduction resulting from a change in sales mix or other factors would have a disproportionately large effect on profitability. For these reasons, the Company's operating results for any quarter are not necessarily indicative of results for any future period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and
"Business -- Backlog."


     LIMITED INTELLECTUAL PROPERTY PROTECTION; LICENSES. The Company holds certain patents relating to its computer fax technology, but most of the Company's products are not protected by patents. The Company does not receive or expect to seek substantial revenue from the licensing of its patents. While the Company believes that patents are of less significance in its industry than such factors as innovation and technological expertise, there can be no assurance that the Company's intellectual property protection will be sufficient to prevent competitors from developing similar technology. In addition, the rapidly evolving nature of the Company's business often necessitates that the Company obtain licenses from third parties to use proprietary rights owned by those parties. No assurance can be given that the Company will be able to obtain any such licenses, or that any such third party will offer such a license on terms that are acceptable to the Company. See "Business -- Proprietary Technologies" and "-- Legal Proceedings."


     LIMITED SOURCES OF SUPPLY. Although the Company generally uses standard parts and components in manufacturing its products, certain components, primarily digital signal processors, are available from only a single manufacturer through a number of distributors. To date, the Company has been able to obtain adequate supplies of these components in a timely manner from existing sources. In addition, the Company relies primarily on Lucent's manufacturing division to perform final manufacture of its printed circuit board products, although the Company has established relationships with other sources for manufacturing. Delay or lack of supply from existing sources of components or finished product or the inability to develop alternative sources if and as required in the future could adversely affect the Company's operating results. See "Business -- Manufacturing."


     MERGERS AND ACQUISITIONS. On May 29, 1996, the Company acquired TSI, a developer and marketer of development tools and application software for computer telephony. TSI generated revenue of $4.5 million and pre-tax income of $1.1 million in 1995. See Note (2) to "Supplemental Consolidated Financial Statements." There can be no assurance that TSI's operations will continue to be profitable after the acquisition. Moreover, there can be no assurance that the anticipated benefits of the TSI merger will be realized. The process of integrating TSI's business into the Company's operations may result in unforeseen operating difficulties and could absorb significant management attention and expenditures that would otherwise be available for the ongoing development of the Company's business.


     The Company may in the future pursue other acquisitions of complementary product lines, technologies or businesses. Future acquisitions by the Company could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities and amortization expenses related to goodwill and other intangible assets, which could materially adversely affect the Company's financial condition. In addition, mergers and acquisitions, such as TSI, involve numerous risks, including difficulties in the assimilation of the operations, technologies and products of the companies, the diversion of management's attention from other business concerns, risks of entering markets in which the Company has no or limited direct prior experience, seasonality of sales, operating companies in different geographical locations with different corporate cultures, and the potential loss of key employees of the acquired company. There are currently no binding agreements or understandings with respect to any future acquisitions. See "Use of Proceeds."

     INTERNATIONAL SALES. In 1995, the Company's net revenue from international sales, principally export sales from the United States, was $4.3 million, accounting for approximately 11% of the Company's net revenue. In addition to direct international sales, significant additional revenue is derived from international sales by Brooktrout's customers of systems which incorporate Brooktrout's products. The Company anticipates that international sales will continue to account for a significant portion of sales. The Company intends to continue to expand its operations outside the United States and to enter additional international markets, which will require significant management attention and financial resources. The Company's operating results are subject to the risks inherent in international sales, including, but not limited to, regulatory requirements, political and economic changes and disruptions, transportation delays, difficulties in staffing and managing foreign sales operations, and potentially adverse tax consequences. In addition, fluctuations in exchange rates may render the Company's products less competitive relative to local product offerings, or could result in foreign exchange losses, depending upon the currency in which the Company sells its products. There can be no assurance that these factors will not have a material adverse effect on the Company's future operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     VOLATILITY OF STOCK PRICE. Since the completion of the Company's initial public offering in October 1992, the market price of the Common Stock has fluctuated significantly. The Company believes that factors such as announcements of developments related to the Company's business, announcements of technological innovations or new products or enhancements by the Company or its competitors, sales by competitors, including sales to the Company's customers, sales of the Common Stock into the public market, including by members of management, developments in the Company's relationship with its customers, partners, distributors and suppliers, shortfalls or changes in revenue, gross margins, earnings or losses or other financial results from analysts' expectations, regulatory developments, fluctuations in results of operations, seasonality and general conditions in the Company's market or the markets served by the Company's customers or the economy could cause the price of the Common Stock to fluctuate, perhaps substantially. In addition, in recent years the stock market in general, and the market for shares of technology stocks in particular, have experienced extreme price fluctuations, which have often been unrelated to the operating performance of affected companies. Many companies, including the Company, have recently experienced historic highs in the market price of their common stock. There can be no assurance that the market price of the Common Stock will not decline substantially from its historic highs, or otherwise continue to experience significant fluctuations in the future, including fluctuations that are unrelated to the Company's operating performance. See "Price Range of Common Stock."


     SHARES ELIGIBLE FOR FUTURE SALE. Upon completion of the offering, the Company will have 10,299,051 shares of Common Stock outstanding (10,434,051 shares if the Underwriters' over-allotment option is exercised in full), 9,835,427 of which will be freely tradeable without substantial restriction or the requirement of future registration under the Securities Act of 1933, as amended (the "Securities Act"), except for shares held or purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act ("Rule 144"), and 463,624 shares which will be "restricted securities" under Rule 144. Of the 9,784,419 shares of Common Stock outstanding as of June 20, 1996, 8,154,074 shares are freely tradeable,

712,992 shares (of which 249,368 shares are being offered hereby) are restricted securities under Rule 144, and 917,353 additional shares (of which 136,000 shares are being offered hereby) are held by directors and executive officers who may be deemed affiliates of the Company pursuant to Rule 144, which shares may be sold subject to the provisions of Rule 144 and the contractual restrictions described below. The outstanding restricted securities which are not sold in this offering will be eligible for sale under Rule 144 commencing May 29, 1998 (two years after their issuance), subject to applicable volume and manner-of-sale limitations, and a portion of such shares are entitled to certain registration rights. The Company and the Selling Stockholders have agreed that they will not, for a period of 180 days from the date of this Prospectus, and the executive officers and directors of the Company that are not also Selling Stockholders have agreed that they will not, for a period of 90 days from the date of this Prospectus, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, pledge, contract of sale, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock of the Company or any securities convertible into, or exercisable or exchangeable for, any shares of Common Stock or other capital stock of the Company without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, except that such agreement does not prevent the Company from granting additional options under its 1992 Stock Incentive Plan (the "1992 Plan"). Upon the expiration of these lockup agreements, all 1,244,977 shares held by such executive officers, directors and Selling Stockholders which are not sold in this offering will become eligible for sale in the public market, subject to the applicable volume and manner-of-sale limitations of Rule 144, and 1,719,209 shares of Common Stock issuable upon exercise of currently outstanding options will become eligible for sale as such options become vested. Sales of substantial amounts of Common Stock in the public market could adversely affect the prevailing market price of the Common Stock. See "Shares Eligible for Future Sale" and "Underwriting."


     CERTAIN ANTI-TAKEOVER PROVISIONS OF ARTICLES AND BY-LAWS. Certain provisions of the Company's Restated Articles of Organization (the "Articles") and Amended and Restated By-laws (the "By-laws") and Massachusetts law could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of the Common Stock. The Company may issue preferred stock with rights senior to, and that may adversely affect, the Common Stock without stockholder approval and upon such terms and conditions, and having such rights, privileges and preferences, as the Board of Directors may determine. The Company has no present plans to issue any shares of preferred stock. The Articles and the By-laws provide for a classified Board of Directors, divided into three classes, with directors in each class elected for three-year terms. The By-laws impose various procedural and other requirements that could make it more difficult for stockholders to effect certain corporate actions.

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the 514,632 shares of Common Stock offered by the Company hereby are estimated to be $8,377,000 (or approximately $10,679,000 assuming the Underwriters' over-allotment option is exercised in full), at an assumed public offering price of $18.00 per share (the last reported sales price of the Common Stock on the Nasdaq National Market on July 31, 1996) and after deducting the assumed underwriting discounts and commissions and estimated offering expenses payable by the Company.


     The Company plans to use the net proceeds of this offering for general corporate purposes, including working capital, inventory expansion and the development and marketing of new products; however, no specific allocations have been made for such net proceeds. In addition, the Company considers, on a continuing basis, potential acquisitions of technologies, businesses or products complementary to the Company's business and may use a portion of the net proceeds for such acquisitions. The Company is not engaged in any negotiations and has no present understandings, agreements or commitments with respect to any such acquisitions. Pending such uses as described above, the Company intends to invest the net proceeds from this offering in interest-bearing, investment-grade securities.

                          PRICE RANGE OF COMMON STOCK

     The Common Stock is included in the Nasdaq National Market under the symbol
"BRKT." The following table sets forth for the periods indicated the high and low sales prices per share of the Common Stock as reported by the Nasdaq
National Market. All prices have been adjusted to reflect two three-for-two stock splits effected through 50% stock dividends paid by the Company on February 27, 1996 and on June 20, 1996.

                                                                          HIGH       LOW
                                                                         ------     ------
    FISCAL 1994
      First Quarter....................................................  $ 6.67     $ 6.00
      Second Quarter...................................................    4.89       4.55
      Third Quarter....................................................    4.55       4.33
      Fourth Quarter...................................................    5.11       4.78
    FISCAL 1995
      First Quarter....................................................  $ 7.78     $ 7.22
      Second Quarter...................................................    6.67       6.45
      Third Quarter....................................................    9.00       8.67
      Fourth Quarter...................................................   12.89      12.33
    FISCAL 1996
      First Quarter....................................................  $24.80     $11.11
      Second Quarter...................................................   32.67      20.83
      Third Quarter (through July 31, 1996)............................   28.50      14.00



     On July 31, 1996, the last reported sales price of the Common Stock on the Nasdaq National Market was $18.00 per share. As of June 1, 1996, there were approximately 354 holders of record of the Company's Common Stock.


                                DIVIDEND POLICY

     The Company has never declared or paid cash dividends on shares of its Common Stock and does not expect to declare or pay cash dividends on its Common Stock in the foreseeable future. The Company intends to retain all of its available funds for the operation and expansion of its business. Any future declaration and payment of dividends will be subject to the discretion of the Board of Directors, will be subject to applicable law and will depend upon the Company's results of operations, earnings, financial condition, contractual limitations, cash requirements, future prospects and other factors deemed relevant by the Company's Board of Directors.

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company at March 31, 1996, and as adjusted to give effect to the sale of 514,632 shares of Common Stock offered by the Company hereby at an assumed public offering price of $18.00 per share (the last reported sales price of the Common Stock on the Nasdaq National Market on July 31, 1996) and after deducting the assumed underwriting discounts and commissions and estimated offering expenses payable by the Company and the application of the estimated net proceeds therefrom. See "Use of Proceeds." This table should be read in conjunction with the Company's Supplemental Consolidated Financial Statements and related Notes appearing elsewhere in this Prospectus.



                                                                             MARCH 31, 1996
                                                                         -----------------------
                                                                         ACTUAL      AS ADJUSTED
                                                                         -------     -----------
                                                                             (IN THOUSANDS)
Stockholders' equity:
  Preferred stock, $1.00 par value; authorized, 100,000 shares; none
     issued............................................................       --            --
  Common stock, $.01 par value; authorized, 25,000,000 shares; issued and outstanding, 9,738,196 shares(1), 10,252,828 shares as
     adjusted(1).......................................................  $    97       $   103
  Additional paid-in capital...........................................   17,122        25,493
  Unrealized gains on marketable securities............................       14            14
  Retained earnings....................................................   10,569        10,569
                                                                         -------       -------
     Total stockholders' equity........................................   27,802        36,179
                                                                         -------       -------
       Total capitalization............................................  $27,802       $36,179
                                                                         =======       =======


- ------------------------
(1) Excludes 1,719,209 shares of Common Stock reserved for issuance upon the exercise of outstanding options issued under the Company's stock option plans as of June 20, 1996, and an additional 678,113 shares of Common Stock available for issuance under such plans and under the Company's Employee Stock Purchase Plan. See Note (6) to "Supplemental Consolidated Financial Statements."

               SELECTED SUPPLEMENTAL CONSOLIDATED FINANCIAL DATA


     The following selected supplemental consolidated financial data should be read in conjunction with the Company's Supplemental Consolidated Financial
Statements, the financial statements of TSI and the Notes thereto included elsewhere or incorporated by reference herein, and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this Prospectus and the consolidated financial statements and related notes included in the Company's Annual Report on Form 10-K/A for the year ended December 31, 1995, the Company's Quarterly Report on Form 10-Q for the quarter ended March
31, 1996, the Company's Form 8-K dated July 18, 1996, and the Company's Proxy
Statement for the 1996 Annual Meeting of Stockholders, which are incorporated by reference in this Prospectus.


                                                                                                            THREE MONTHS
                                                                   YEARS ENDED DECEMBER 31,                ENDED MARCH 31,
                                                        ----------------------------------------------   -------------------
                                                         1991     1992      1993      1994      1995      1995        1996
                                                        ------   -------   -------   -------   -------   -------     -------
                                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue...............................................  $8,040   $12,365   $18,060   $24,888   $38,673   $ 7,167     $11,300
Cost and expenses:
  Cost of product sold................................   4,025     5,800     8,734    12,055    17,759     3,494       5,097
  Research and development............................   1,182     1,852     2,584     3,523     4,822     1,000       1,556
  Selling, general and administrative.................   1,998     2,804     4,294     5,686     9,144     1,807       2,984
                                                        ------   -------   -------   -------   -------   -------     -------
Income from operations................................     835     1,909     2,448     3,624     6,948       866       1,663
Other income (expense):
  Interest/other income...............................      45       140       494       604       967       216         263
  Interest expense....................................     (36)      (22)      (15)      (10)       (7)       (1)         --
                                                        ------   -------   -------   -------   -------   -------     -------
        Total other income............................       9       118       479       594       960       215         263
                                                        ------   -------   -------   -------   -------   -------     -------
Income before income tax provision and extraordinary
  and other items.....................................     844     2,027     2,927     4,218     7,908     1,081       1,926
Income tax provision..................................     340       810       986     1,589     2,705       449         760
                                                        ------   -------   -------   -------   -------   -------     -------
Income before extraordinary and other items...........     504     1,217     1,941     2,629     5,203       632       1,166
Extraordinary and other items (1).....................     402       456       337        --        --        --          --
                                                        ------   -------   -------   -------   -------   -------     -------
Net income............................................  $  906   $ 1,673   $ 2,278   $ 2,629   $ 5,203   $   632     $ 1,166
                                                        ======   =======   =======   =======   =======   =======     =======
Income per common share:
  Before extraordinary and other items................  $ 0.07   $  0.19   $  0.20   $  0.27   $  0.52   $  0.06     $  0.11
  Net income..........................................    0.13      0.26      0.23      0.27      0.52      0.06        0.11
Pro forma income per common share (2):
  Before extraordinary and other items................    0.07      0.19      0.19      0.26      0.47      0.07        0.11
  Net income..........................................  $ 0.13   $  0.26   $  0.23   $  0.26   $  0.47   $  0.07     $  0.11
Weighted average number of common and common
  equivalent shares outstanding.......................   6,723     6,530     9,783     9,843    10,077     9,870      10,554

                                                                         DECEMBER 31,
                                                        ----------------------------------------------        MARCH 31,
                                                         1991     1992      1993      1994      1995            1996
                                                        ------   -------   -------   -------   -------       ---------
                                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital.......................................  $1,507   $15,384   $17,217   $19,825   $24,823         $24,519
Total assets..........................................   3,693    18,322    20,903    25,461    34,581          36,739
Long-term debt, less current portion..................      --        50        30         6        --              --
Redeemable, convertible preferred stock...............   1,841        --        --        --        --              --
Stockholders' equity (deficiency).....................  $ (334)  $15,616   $18,241   $20,898   $26,445         $27,802

- ------------------------
(1) Includes extraordinary items representing a gain on extinguishment of debt (net of income taxes) of $79,000 in 1991. Includes extraordinary items representing a reduction of income taxes (due to carryforward of prior years' operating losses) of $323,000 and $456,000 for 1991 and 1992, respectively. Includes effect of change in accounting for income taxes of $337,000 for 1993.

(2) Pro forma income per common share is based upon reported net income adjusted for pro forma tax charges (benefits) of $42,000, $34,000, $424,000, ($31,000) and $5,000 for the years ended December 31, 1993, 1994 and 1995 and the three month periods ended March 31, 1995 and 1996, respectively, on TSI income. TSI had elected to be taxed as a Subchapter S corporation for income tax purposes. Under this election, income was taxed directly to TSI stockholders. Accordingly, TSI's historical financial statements did not include a charge for income taxes.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

OVERVIEW

     The Company's revenue has increased 114% between 1993 and 1995. During this period, the Company's growth has primarily resulted from the general expansion in the electronic messaging industry, the resulting introduction of new products and increased sales of existing products by service providers, OEMs and VARs in that industry, and the Company's ability to establish and maintain a leadership position in supplying certain components and technologies to such customers.


     During this same period, the Company's gross margins have increased from 51.6% of revenue to 54.1% of revenue, primarily as a result of a change in sales mix toward an increased proportion of higher margin products. Research and development expenses and selling, general and administrative expenses have remained relatively steady as a percentage of revenue, in the range of 12 to 14% and 23 to 24%, respectively, reflecting the Company's historical operating strategy of maintaining these expenses in those percentage ranges. The reduced percentage of revenue devoted to research and development expenditures in 1995 reflects primarily a lag in the Company's ability to augment staff commensurate with its recent growth.


     Through active efforts to obtain telecommunications regulatory approvals in various jurisdictions, the Company has developed and is seeking to expand the international market for its products. Sales outside the U.S. accounted for 13%, 11%, and 18% of revenue in 1993, 1995 and for the three months ended March 31, 1996, respectively, and accounted for less than 10% of revenue in 1994. These amounts do not include international sales of systems incorporating the Company's products by OEM and VAR customers of the Company, which the Company believes are substantial.

     There is quarterly seasonality to the Company's business. Historically, the Company's revenue and profitability have fluctuated from quarter to quarter, although each quarter's revenue has consistently reflected significant growth over the same quarter of the prior year. Typically, revenue in the second and fourth quarters is relatively high and revenue in the first and third quarters is relatively low. The Company believes that this seasonality results from a variety of factors, including the product planning and ordering cycles of its customers.

     On May 29, 1996, the Company completed the acquisition of TSI, which was accounted for as a pooling-of-interests. Accordingly, all financial information included in the discussion which follows has been restated to include the results of TSI for all periods presented. See "Supplemental Consolidated Financial Statements."


RECENT OPERATING RESULTS



     On July 18, 1996, the Company announced unaudited results for the quarter and six months ended June 30, 1996. The Company reported that revenues for the second quarter of 1996 increased 50% to $13,445,000 from $8,963,000 for the second quarter of 1995. Net income in the second quarter (excluding a one time charge associated with the acquisition of TSI) increased 84% to $1,822,000 or $0.18 per share from pro forma net income of $988,000 or $0.10 per share (after a pro forma tax benefit of ($21,000)) for the same period in 1995. In connection with the completion of the acquisition of TSI, the Company recorded a one time charge for merger and integration costs of $1,236,000, or $0.11 per share after tax. Net income, after the one time charge, was $694,000 or $0.07 per share, compared to $967,000 or $0.10 per share for the same period in 1995. Revenues for the six months ended June 30, 1996 were $24,745,000 compared to $16,130,000 for the same period in 1995. Net income, excluding the one time charge, was $2,988,000 or $0.29 per share compared to $1,651,000 (after a pro forma tax benefit of ($52,000)) or $0.17 per share for the comparable six-month period in 1995. Net income, after the one time charge, was $1,860,000 or $0.18 per share compared to $1,599,000 or $0.16 per share for the same period in 1995.

RESULTS OF OPERATIONS


     The following table sets forth certain financial data as a percentage of revenue for the periods indicated:


                                                                                    THREE MONTHS
                                                     YEARS ENDED DECEMBER 31,      ENDED MARCH 31,
                                                     -------------------------     ---------------
                                                     1993      1994      1995      1995      1996
                                                     -----     -----     -----     -----     -----
Revenue............................................  100.0%    100.0%    100.0%    100.0%    100.0%
Cost and expenses:
  Cost of product sold.............................   48.4      48.4      45.9      48.8      45.1
  Research and development.........................   14.2      14.2      12.5      14.0      13.8
  Selling, general and administrative..............   23.8      22.8      23.6      25.1      26.4
                                                     -----     -----     -----     -----     -----
Income from operations.............................   13.6      14.6      18.0      12.1      14.7
Total other income.................................    2.6       2.3       2.4       3.0       2.3
                                                     -----     -----     -----     -----     -----
Income before income tax provision and
  extraordinary and other items....................   16.2      16.9      20.4      15.1      17.0
Income tax provision...............................    5.5       6.3       6.9       6.3       6.7
                                                     -----     -----     -----     -----     -----
Income before extraordinary and other items........   10.7%     10.6%     13.5%      8.8%     10.3%
                                                     =====     =====     =====     =====     =====


  THREE MONTH PERIODS ENDED MARCH 31, 1996 AND 1995

     Revenue during the first three months of 1996 increased by approximately 58% to $11.3 million, up from $7.2 million during the first three months of 1995. This growth was primarily attributable to increased shipments of TR Series products combined with increased revenues from TSI software licensing. Increased sales reflect the growth of the principal market segments served by the Company's products, especially the manufacture and sale of fax products for use on local area networks and the manufacture and sale of fax and OEM systems.

     Cost of product sold was $5.1 million, or 45% of revenue, during the three months ended March 31, 1996, compared to $3.5 million, or 49% of revenue, for the same period in 1995. Gross profit percentage was approximately 55% and 51% for the three months ended March 31, 1996 and 1995, respectively. The increase in gross profit percentage was the result of a higher proportion of TR Series product shipments, which carry a comparatively higher gross margin than OEM systems, coupled with decreases in product costs on OEM systems. In addition, there was a higher proportion of software revenue relating to Show N Tel products which has a relatively low cost of product sold.

     Research and development expense was $1.6 million, or 14% of revenue, compared with $1.0 million, or 14% of revenue, for the three months ended March 31, 1996 and 1995, respectively. The dollar increase in 1996 reflects the Company's continuing development efforts for its TR Series product family and computer telephony development tools, as well as fax and OEM systems development. The Company intends to continue to commit significant resources to product development and expects that research and development expenditures will be approximately 13% to 15% of revenue for the foreseeable future.

     Selling, general and administrative expense was $3.0 million during the first three months of 1996, compared with $1.8 million during the first three months of 1995. This higher expense level resulted from increased staffing, promotional activities and facility expenses. As a percentage of revenue, selling, general and administrative expense for the first quarter of 1996 was 26% of revenue compared with 25% for the first quarter of 1995.


     Interest and other income was $263,000 for the three months ended March 31, 1996, compared with $216,000 for the same period in 1995.


     The Company's effective tax rate was 39% for the first quarter of 1996, based on the Company's estimated effective tax rate for the full year, and 42% for the first quarter of 1995.

  YEARS ENDED DECEMBER 31, 1995 AND 1994

     Revenue during the year ended December 31, 1995 increased by approximately 55%, to $38.7 million, up from $24.9 million in 1994. The increase in 1995 revenue was attributable to increased shipments of TR Series products, OEM systems and fax systems, and increased consulting activity at TSI. Increased sales in 1995 reflect the growth of the principal market segments served by the Company's products, especially the manufacture and sale of fax products for use on local area networks and the manufacture and sale of fax and voice systems for sale to OEMs, telephone companies and other service companies, together with steps taken by the Company in 1994 and 1995 to develop a reseller sales channel and to implement Windows NT capability for its TR Series products. TSI's revenue during the year ended December 31, 1995 increased by approximately 210%, to $4.5 million, up from $1.5 million in 1994. The increase in revenue was primarily attributable to increased revenue from software licensing (a $1.7 million increase), consulting service activity (a $760,000 increase) and hardware sales (a $572,000 increase).

     Cost of product sold was $17.8 million, or 46% of revenue in 1995, compared to $12.1 million, or 48% of revenue, in 1994. Gross profit percentage was 54% for 1995 and 52% for 1994. This increase in gross profit percentage is the result of a higher proportion of TR Series product shipments coupled with decreases in product costs on OEM systems. In addition, there was a higher proportion of software revenue related to source code licenses and consulting, both of which have a relatively low incremental cost of product sold.

     Research and development expense was $4.8 million, or 13% of revenue in 1995, compared with $3.5 million, or 14% of revenue in 1994. The dollar increase in 1995 reflects the Company's continuing development efforts for its TR Series product family, its fax and OEM systems development, as well as its computer telephony development tools. As a result of a higher percentage increase in the Company's revenue, however, the percentage decreased.

     Selling, general and administrative expense was $9.1 million in 1995, compared with $5.7 million in 1994. This higher expense level resulted from increased staffing, promotional activities and travel. Selling, general and administrative staff levels increased from 26 employees at December 31, 1994 to 35 employees at December 31, 1995. The Company's promotional activities in 1995 were directed primarily at increased levels of advertising in industry publications and participation in trade shows. As a percentage of revenue, selling, general and administrative expense was 24% of revenue for 1995 and 23% of revenue in 1994.

     Interest and other income was $967,000 in 1995, compared with $604,000 in 1994, reflecting higher interest rates coupled with higher investable cash balances. Interest expense for 1995 decreased to $7,000 from the 1994 expense of $10,000 because of lower levels of debt outstanding.

     The Company's effective tax rate was 34% for the year ended December 31, 1995 and 38% for the year ended December 31, 1994. The effective rate for 1995 decreased primarily due to a significant increase in TSI income, which was not subject to tax due to TSI's status as a Subchapter S corporation, offset slightly by shifts in the Company's state tax position and reduced availability of credits at the federal and state level.

  YEARS ENDED DECEMBER 31, 1994 AND 1993

     Revenue during the year ended December 31, 1994 increased by approximately 38%, to $24.9 million, up from $18.1 million in 1993. The increase in 1994 revenue was attributable in part to increased shipments of TR Series and OEM system products and was partially offset by lower shipments of fax systems. Increased sales in 1994 reflect the growth of the principal market segments served by the Company's products and the Company's efforts to maintain the competitive position of its products through regular enhancements.

     Cost of product sold was $12.1 million, or 48% of revenue, in 1994, compared to $8.7 million, or 48% of revenue, in 1993. Gross profit percentage was 52% for both 1994 and 1993.

     Research and development expense was $3.5 million, or 14% of revenue, in 1994, compared with $2.6 million, or 14% of revenue, in 1993. The dollar increase in 1994 reflects the Company's continuing development efforts for its TR Series product family, as well as fax and OEM systems development. As a result of the increase in the Company's revenue, however, the percentage remained the same.

     Selling, general and administrative expense was $5.7 million in 1994, compared with $4.3 million in 1993. This higher expense level resulted from increased staffing, legal fees and promotional activity. As a percentage of revenue, selling, general and administrative expense in 1994 was 23% of revenue, compared with 24% in 1993.

     Interest and other income was $604,000 in 1994, compared with $494,000 in 1993, reflecting higher investable cash balances coupled with higher interest rates. Interest expense for 1994 decreased to $10,000 from the 1993 expense of $14,000 because of lower levels of debt outstanding.

     The Company's effective tax rate was 38% for the year ended December 31, 1994 and 34% for the year ended December 31, 1993. The effective rate for 1994 increased as a result of shifts in the Company's state tax position, as well as reduced availability of credits at the federal and state level.

  QUARTERLY RESULTS

     The Company's quarterly results may be subject to fluctuations resulting from a variety of factors, including purchasing patterns of its customers, the timing of product introductions and enhancements by the Company and its competitors, the Company's relatively small backlog and changes in product mix from quarter to quarter. As a result, the Company believes that its operating results for any one quarter are not necessarily indicative of results for any future interim period. In particular, relatively higher levels of revenue for the second and fourth quarters, as reflected in the following table, and correspondingly increased profitability in those quarters, resulted primarily from customer purchasing patterns. Revenue for the third quarter of 1995 did not fully reflect this trend because of substantial non-recurring revenue received under a software license agreement. See "Risk Factors -- Variations in Operating Results/Seasonality."


     The following table presents unaudited statements of operations for each of the Company's last nine quarters through March 31, 1996. This quarterly information has been prepared on the same basis as the Supplemental Consolidated
Financial Statements and related Notes included elsewhere in this Prospectus and in the opinion of the Company's management reflects all adjustments, consisting only of normal, recurring adjustments, necessary for a fair presentation in accordance with generally accepted accounting principles for the periods presented.

                                        QUARTERLY STATEMENTS OF OPERATIONS
                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                       1994                                    1995                     1996
                                       -------------------------------------   -------------------------------------   -------
                                        FIRST    SECOND     THIRD    FOURTH     FIRST    SECOND     THIRD    FOURTH     FIRST
                                       QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER
                                       -------   -------   -------   -------   -------   -------   -------   -------   -------
Revenue..............................  $5,301    $6,598    $6,025    $6,964    $7,167    $8,963    $9,751   $12,792   $11,300
Cost and expenses:
  Cost of product sold...............   2,522     3,302     2,976     3,255     3,494     4,258     4,177     5,830     5,097
  Research and development...........     725       884       993       921     1,000     1,150     1,181     1,491     1,556
  Selling, general and
    administrative...................   1,326     1,424     1,427     1,509     1,807     2,139     2,219     2,979     2,984
                                       ------    ------    ------    ------    ------    ------    ------   -------   -------
Income from operations...............     728       988       629     1,279       866     1,416     2,174     2,492     1,663
Income before income tax provision...     846     1,111       791     1,470     1,081     1,620     2,449     2,758     1,926
Net income...........................  $  516    $  683    $  506    $  924    $  632    $  967    $1,830   $ 1,774   $ 1,166
                                       ======    ======    ======    ======    ======    ======    ======   =======   =======
Net income per common share..........  $ 0.05    $ 0.07    $ 0.05    $ 0.10    $ 0.06    $ 0.10    $ 0.19   $  0.17   $  0.11
                                       ======    ======    ======    ======    ======    ======    ======   =======   =======
Pro forma income per common share....  $ 0.05    $ 0.06    $ 0.05    $ 0.10    $ 0.07    $ 0.10    $ 0.14   $  0.16   $  0.11
                                       ======    ======    ======    ======    ======    ======    ======   =======   =======
Weighted average number of common
  and common equivalent shares
  outstanding........................   9,863     9,849     9,845     9,839     9,870     9,984    10,169    10,290    10,554

RECENT ACCOUNTING PRONOUNCEMENTS

     Accounting for Long-Lived Assets. In 1994, the FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which was effective for fiscal 1996. Adoption did not have a material impact on the Company's financial position or results of operations.

     Accounting for Stock Compensation. In 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," which was effective in fiscal 1996. SFAS No. 123 prescribes a fair value approach to measuring the compensation element of grants or awards of equity instruments to employees and outsiders. SFAS No. 123 allows companies to continue to use the intrinsic value methodology provisions of APB No. 25 for measuring compensation with respect to grants or awards to employees; however, companies are required to use the fair value method to measure compensation on grants or awards to outsiders. The Company expects to continue to use the intrinsic value method for grants to employees and, since there were no equity awards made to outsiders in the three months ended March 31, 1996, adoption of SFAS No. 123 did not have a material impact on the Company's financial position or results of operations.

LIQUIDITY AND CAPITAL RESOURCES


     During the three months ended March 31, 1996, and the twelve month periods ended December 31, 1995, 1994 and 1993, the Company funded its operations primarily through operating revenue. In July 1995, the Company renewed its working capital line of credit. Under the renewed line of credit the Company may borrow up to $5.0 million on an unsecured basis, all of which may be used for issuance of letters of credit, subject to compliance with certain covenants. The line of credit will expire in July 1997 and at that time any outstanding balances would be payable in full. Any amounts borrowed under the line would be subject to interest at the bank's prime rate. At March 31, 1996, commitments outstanding on letters of credit totaled $69,800 which are to be used for future inventory purchases; no other borrowings have been made during any period presented.


     The Company's working capital decreased from $24.8 million at December 31, 1995 to $24.5 million at March 31, 1996. The decrease was attributable, in part, to higher accounts payable and accrued warranty costs combined with lower accounts receivable balances which were partially offset by higher cash and investment balances, inventory and deferred tax assets and lower accrued income tax balances. In addition, the Company made a $1.8 million investment in capital assets during the period following the Company's move to a new facility. The Company's aggregate cash, cash equivalents and marketable securities position increased primarily as a result of decreases in accounts receivable and increases in accounts payable, which were partially offset by increases in inventory and capital expenditures.

     During the three months ended March 31, 1996, and the twelve months ended December 31, 1995, 1994 and 1993, the Company purchased approximately $1,800,000, $646,000, $269,000, and $359,000, respectively, of capital equipment. The Company currently has no material commitments for additional capital expenditures.

     The Company anticipates that cash flows from operations, together with the net proceeds from this offering, current cash and marketable securities balances, and funds available under the Company's line of credit, will be sufficient to meet the Company's working capital and capital equipment expenditure requirements for the foreseeable future.

                                    BUSINESS

     Brooktrout is a leading supplier of advanced software and hardware products for system vendors and service providers in the electronic messaging market. The Company's innovative products enable its customers to deliver a wide range of solutions for the integration and cost effective management of image (fax), voice and data communications in telecommunications and networking environments. Uses of the Company's products range from established markets such as voice mail to newly evolving applications including CTI, integrated management of voice, fax and data messages (unified messaging), and communication of fax and voice messages on LANs, wide area networks and the Internet. In recent years, Brooktrout's products have played an important role in the development of the market for advanced computer-based fax applications, including LAN fax and enhanced fax services such as fax broadcasting, fax-on-demand and store-and-forward fax. The Company sells its products to telecommunications service providers, such as Hong Kong Telecommunications Limited and MCI Communications Corporation; through OEMs, such as Lucent, Northern Telecom Limited (Nortel) and Centigram Communications Corporation; and through VARs, such as Computer Sciences Corp. and Entex Information Services, Inc..

THE ELECTRONIC MESSAGING INDUSTRY

     Two ongoing technological revolutions are shaping the global business environment: the computer revolution and the communications revolution. Business organizations use computers not only to perform traditional computing functions, but also to link workers together through networks which enable the convenient sharing and transfer of information. At the same time, the commercialization of communications technologies like facsimile, the emergence of new communications networks such as the Internet, the deregulation of the telecommunications industry, and other advances have made it less costly and easier than ever before to communicate information.

  Emergence of Electronic Messaging

     The electronic messaging industry has grown from these parallel revolutions. Applications of electronic messaging -- including voice messaging, fax and electronic mail ("e-mail") -- are pervasive today. These applications have evolved continuously as the industry has responded to technological limitations and cost issues arising from the introduction of each new generation of electronic messaging technology. With advances in telephone switching and digital signal processing ("DSP"), voice processing applications such as voice mail, voice response and call center systems became available. These applications have become the backbone of many businesses and have become indispensable tools for efficiently communicating information, despite sometimes being costly, difficult to integrate into business computing networks and limited in their ability to be modified to support new applications. In facsimile, the establishment of the internationally accepted "Group 3" fax standard in the 1980's led to the introduction of fax machines from many different manufacturers that were reliable, easy-to-use and less expensive than alternatives such as overnight courier services. The popularity of fax in business resulted in high telephone bills, costly methods of delivering incoming faxes and inefficiencies from sharing stand-alone fax machines among many workers. The advent of e-mail in the 1970's proved useful for quick, paperless communications within organizations but initially encountered obstacles in moving beyond the bounds of a single organization because of the lack of network connections and incompatibilities among different systems. Despite these limitations, voice processing, fax and e-mail have all become staples of business worldwide and their usage continues to grow rapidly.

     The ongoing revolution in computers and communications fostered the development of new technologies and tools to address the limitations in earlier electronic messaging applications in each segment of the market:

          Voice. In voice processing, open system technologies (including voice processing boards for use in Industry Standard Architecture ("ISA")-bus personal computers) and easy to use application development tools (such as the C programming language and higher-level scripting languages based on commercially available operating systems such as variants of the UNIX operating system and Microsoft Corporation's Windows NT) have emerged to enable lower-cost and more flexible systems. Systems based on open system technologies now support virtually all popular voice processing applications including voice mail, audiotext, interactive voice response, call center and operator services, and are supplanting "closed" systems based on proprietary technologies.

          Fax. The development of computer-based facsimile technology made it possible to apply the powerful message handling and image manipulation capabilities of the computer to the universal communication facilities of facsimile. This computer-based facsimile technology has led to a wide range of applications that address some of the problems associated with fax machine usage. These applications include:

             - Network fax:  providing fax transmission, reception and routing services through enterprise and local area networks;

             - Broadcast fax:  providing simultaneous transmission of a fax to many different recipients;

             - Fax-on-demand:  providing electronic retrieval of documents by allowing callers to select, using a touch-tone telephone, documents for transmission to a fax machine specified by the caller;

             - Fax store-and-forward/fax routing:  providing lower-cost fax transmission by routing faxes over lower cost networks or by deferring fax delivery until times when telephone charges are lowest;

             - "Guaranteed" or "never busy" fax delivery:  providing delivery of faxes to destinations which are temporarily unavailable; and

             - Fax mail:  providing an electronic "mailbox" for facsimiles, similar to a voice mailbox.

          Data. Since the introduction of e-mail, standards have emerged that offer connectivity among networks worldwide and many approaches to offering compatibility among mail systems have been established. For example, the Internet, based on the Internet Protocol ("IP") for data communication and the Simple Mail Transport Protocol ("SMTP") standard for e-mail addressing, has emerged to provide a worldwide network for e-mail communication.

  Opportunities in Electronic Messaging

     The emergence of these new electronic messaging applications and systems for supporting them has been a direct result of the continuing evolution of the underlying computer and communications technology. Integrated messaging combines previously separate electronic messaging systems such as voice-, fax- and e-mail systems to improve the effectiveness and efficiency of communications. Interactive response systems, once limited to voice messaging, now incorporate fax messaging to communicate complex or graphical information easily and, recently, interfaces to browsers to permit access from the Worldwide Web. LAN messaging systems, once limited to e-mail, now incorporate fax for off-network connectivity. For example, Microsoft Corporation's Exchange software, which is included in every copy of its Windows 95 desktop operating system, provides e-mail, fax and even voice mail management capabilities. Technologies are now available to use the Internet, originally used principally for e-mail and other text messaging technologies, for fax and voice communications. These evolutions of electronic messaging are creating opportunities for new applications that improve the effectiveness and efficiency of business communications.

     The development of these new applications has been facilitated by the ongoing evolution of open system standards which enable developers and integrators to combine hardware and software products from different vendors, reducing the cost and development time of these new electronic messaging applications. These standards range from general personal computer, networking and telecommunication standards to specialized standards for computer telephony systems such as MVIP and SCbus (standards for interoperability and switching among computer telephony resources including voice, facsimile, data, telephone line interfaces, etc.), the Enterprise Computer Telephony Forum's S.100 standard for computer telephony application programming interfaces and Microsoft Corporation's Messaging and Telephony APIs (MAPI and TAPI). The Company participates in the development of several of these standards and implements those which it expects will have significant market acceptance.

     The Company believes three major trends are driving the market for electronic messaging: (i) the growing integration of computer and telecommunications networks; (ii) the emergence of new network-based communications applications; and (iii) the expansion of the Internet and the development of new Internet-based applications. While certain portions of the market (such as voice mail) have reached a stage of relative maturity, these trends are stimulating the development of a number of market segments that are based on more advanced electronic messaging technology. These potential growth segments include the following, which are targeted by Brooktrout:

     - Enhanced fax services: including applications such as fax broadcast, fax-on-demand and fax mail. GIGA Information Services (formerly BIS Strategic Decisions) has estimated that service revenue in this market in the U.S. will grow at an average annual rate of 38% to $1.6 billion in 1999 from $313 million in 1994.

     - Network communication: including applications such as LAN and enterprise fax servers and integrated messaging servers. IDC estimates that system revenue (fax boards and application software) in the U.S. fax server market alone will grow at an average annual rate of 28% to $517 million in 1999 from $190 million in 1995.

     - Voice messaging, enhanced messaging and unified messaging: including applications such as voice mail, fax mail and integration with LAN-based e-mail systems (not including e-mail applications per se). Dataquest estimates that system revenue in this market in the U.S. will grow at an average annual rate of 18% to $3.3 billion in 1999 from approximately $1.7 billion in 1995.

     - Computer telephony integration (CTI): including applications such as interactive voice and fax response and complex integrations of computer networks and telephone switching systems (including ACDs and PBXs) in call centers. Dataquest estimates that system and software revenue in this market in the U.S. will grow at an average annual rate of 31% to $7.3 billion in 1998 from $1.8 billion in 1995.

     - Fax store-and-forward and Internet fax routing: including service providers offering conventional store-and-forward services, typically based on X.25 communications networks, and an emerging market of service providers and system vendors developing products that use the Internet for fax transmission.

     The preceding information with respect to opportunities, future industry trends and estimated market growth contains forward-looking statements. Actual developments could differ materially from these estimates as a result of, among other things, uncertainties relating to technological change and development, customer demands and preferences and changing economic conditions. See "Risk Factors."

STRATEGY

     Brooktrout's objective is to strengthen its position as a leading supplier of software and hardware products to electronic messaging system vendors and service providers worldwide through technological innovation, focus on products supporting high-value applications, and an emphasis on product development and customer support. The Company intends to focus on those areas within the industry where it has established or can develop a leadership position, deliver products that enable application developers to create innovative systems and services, continue to emphasize the development of international markets for its products, and establish multiple complementary distribution channels.

  Selective Market Focus

     Within the electronic messaging industry, the Company has identified several specific application segments which it believes are growing rapidly and in which it holds, or can assume, a leadership position as a provider of enabling software and hardware to OEMs, VARs and telecommunications service providers. These segments include enhanced fax services, unified messaging, computer telephony integration, network communication services, fax store-and-forward and Internet fax routing. See "Business -- The Electronic Messaging Industry."

  High-Value Products and Services

     To establish itself as a leader in the markets it targets, Brooktrout delivers innovative, high-value software and hardware products that enable the applications which these markets require. These products include advanced application development software, DSP software and hardware for PC-based systems, and embedded systems platforms. Brooktrout targets its products to the demanding standards of these service providers and system vendors, which typically exceed the standards for retail, "desktop" users. By offering its customers products that conform to key open system standards, the Company enables its customers to decrease the time to market for new systems, reduce system cost and develop new applications.

  International Market Development

     As telecommunications access grows at a rapid pace globally, Brooktrout believes that international sales represent a major source of potential growth in the electronic messaging market. Brooktrout has focused intensively on laying the groundwork for international sales of its products and systems incorporating its products by pursuing and obtaining requisite approvals from local telecommunications authorities in many jurisdictions. With its established domestic market positioning, its foundation of international approvals and its ongoing program of approval and development of products for international market, Brooktrout is building a substantial international presence, and believes that it is well positioned to participate in growth in this segment of the market.

  Complementary Distribution Channels


     Many electronic messaging applications are delivered both as services by network service providers and in systems sold to end-user organizations. To maximize its coverage of opportunities in the market segments it targets, Brooktrout focuses on sales to service providers and through OEMs and VARs. Brooktrout does not market its products through the retail channel. In addition to its direct customers, the Company also identifies important independent software vendors ("ISVs") who develop electronic messaging applications that use the Company's products to provide key functions, but are sold through VARs who integrate the ISVs' applications with the Company's products and install the complete solution for their customers. While these ISVs are not significant customers themselves, the products they sell create demand for the Company's products among VARs. Therefore the Company actively promotes the support of its products by selected ISVs, provides development assistance to them and seeks to establish the same close working relationship it does with direct customers. Alternatively, the Company incorporates interfaces promulgated by ISVs as a standard interface to its applications. ISVs with which the Company has worked include Cheyenne Software, Inc., Equisys Ltd., Global Village Communication Inc., Lotus Development Corp., Microsoft Corporation, Optus Software, Inc and Symantec Corp.


TECHNOLOGY

     Brooktrout provides innovative software and hardware products for enhanced fax, voice and integrated messaging applications. A pioneer in fax and voice processing, Brooktrout was awarded patents for the integration of fax and voice, for fax-on-demand and for the use of Direct Inward Dialing ("DID") telephone service with fax messaging systems. Brooktrout was also the first company to offer multichannel fax boards, the first to integrate fax and voice on one board, and, with the introduction of its Universal Port(TM) board, the first to achieve this integration by software control of the digital signal processor.

     Brooktrout's technological strength is founded on three basic areas of expertise: DSP, computer-based facsimile and software development tools. These strengths have been integrated in PC-based and system products.

     Digital signal processing encompasses speech and image compression, fax and data modem modulation, tone generation and detection, and other signal analysis. It is the key enabling technology behind the Company's Universal Port (fax and voice on a single board) products. At the heart of each Universal Port board are software-controlled digital signal processors which provide fax and voice processing on each channel independently and support board-level functions through downloadable firmware. Future additional functions and features may be added through software upgrades rather than through hardware replacement.


     Brooktrout's strength in facsimile technology is based on nearly 10 years of work with the modem, T.30 protocol and image handling functions of the Group 3 fax standard. This expertise is manifested in the Company's proprietary enhancements to fax modem software to achieve faster transmission and reception; its robust T.30 protocol software which ensures the interoperability of the Company's products with fax devices worldwide; and its advanced image handling capabilities which offer unique time and cost saving features. The Company has also developed proprietary modifications of its T.30 protocol software to support real-time fax transmission on data networks such as the Internet.

     Brooktrout has developed powerful tools for rapid development of electronic messaging applications, including its API and Show N Tel. Brooktrout's API is a complete "C" language library of fax, voice, tone signaling and call processing function calls that also includes time-saving sample applications, fax utilities and debugging tools. Show N Tel is a graphical development platform for enterprise-wide client/server voice, fax, and CTI applications. It provides graphical icons that represent common operations in computer telephony. Developers create complex applications by connecting these icons on a drag-and-drop template.

     Brooktrout believes that these areas of distinctive expertise, in conjunction with its close working relationships with innovative service providers and system vendors, will allow it to continue developing high value products for the electronic messaging market.

PRODUCTS


     The Company has four major product lines, all of which serve the electronic messaging market: fax and voice processing boards, application development tools, fax systems and OEM systems. The following table describes Brooktrout's principal products and the markets which they serve:
- -----------------------------------------------------------------------------------------------------
              PRODUCTS                       DESCRIPTION                  TARGET CUSTOMERS
- -----------------------------------------------------------------------------------------------------

    FAX AND VOICE PROCESSING BOARDS
- -----------------------------------------------------------------------------------------------------
    TR114 Series Universal Port     Multichannel boards with        Service providers, OEMs and
      Fax & Voice boards            advanced fax and voice          VARs implementing medium to
                                    processing capabilities         high density fax and voice
                                    available with 2, 4 or 8        systems
                                    channels/board
- -----------------------------------------------------------------------------------------------------
    TruFax Series Fax boards        Two channel fax boards with     OEMs and VARs implementing
                                    general purpose features        low density, general purpose
                                                                    fax systems
- -----------------------------------------------------------------------------------------------------
    APPLICATION DEVELOPMENT TOOLS
- -----------------------------------------------------------------------------------------------------
    TR Series Fax & Voice API       C-language application          Service providers, OEMs and
                                    development software for the    VARs developing high
                                    TR Series and TruFax boards     performance fax and voice
                                                                    applications with specific
                                                                    custom requirements
- -----------------------------------------------------------------------------------------------------
    Show N Tel                      A graphical, object-oriented    Service providers, OEMs and
                                    development environment for     VARs developing enterprise
                                    enterprise-wide voice, fax      computer telephony systems
                                    and computer telephony          seeking an easy-to-use
                                    applications                    application development and
                                                                    prototyping tool
- -----------------------------------------------------------------------------------------------------
    FAX SYSTEMS
- -----------------------------------------------------------------------------------------------------
    QuadraFax                       An embedded system platform     OEMs and VARs providing
                                    for enhanced fax                solutions for workgroups in
                                    applications. QuadraFax is      large organizations and small
                                    available with fax broadcast    businesses
                                    and fax-on-demand
                                    applications
- -----------------------------------------------------------------------------------------------------
    IP/FaxRouter                    An embedded system platform     OEMs and VARs providing
                                    for routing faxes over the      solutions for businesses with
                                    Internet and other IP           high fax transmission
                                    networks                        expenses that have access to
                                                                    the Internet or other IP
                                                                    network services
- -----------------------------------------------------------------------------------------------------
    OEM SYSTEMS
- -----------------------------------------------------------------------------------------------------
    Lucent's                        Voice messaging systems         Provided to Lucent on a
      MerlinMail and                designed for Lucent's Merlin    private label basis for sale
      PartnerMail systems           Partner and Merlin Legend       to purchasers of Merlin
                                    telephone switches              Partner and Merlin Legend
                                                                    telephone systems
- -----------------------------------------------------------------------------------------------------

  Fax & Voice Processing Boards


     TR114 Series. Introduced in 1992 and periodically enhanced since then, the TR114 Series Universal Port boards are designed for high performance fax and fax and voice messaging systems, such as those used by telecommunications service providers, messaging system vendors and network communication server vendors. The TR114 Series Universal Port boards offer full fax and voice processing on each channel of a single multi-channel board. Advanced fax and voice features, such as file conversions and file transfer protocols, are supported on the TR114 Series. Boards are available in a range of configurations, with two, four or eight channels per board. The TR114 Series boards are designed to be approved by telecommunications regulatory agencies worldwide and have been approved for use in 18 countries including the United States, Japan, England, France and Germany.

     The range of the TR114 Series configurations allows developers flexibility in designing systems from small corporate systems to large telephone company service systems cost effectively. The TR114 Series two and four channel analog boards support loop start and DID telephone service. The TR114 Series boards are designed to be used in ISA-bus computers including PCs, which may be used as platforms for smaller systems, and special purpose computers providing expansion slots for up to 20 boards to serve the needs of large service providers. TR114 Series four and eight channel digital boards with interfaces for popular Pulse Code Modulation ("PCM") highways, such as MVIP and PCM Expansion Bus ("PEB"), offer developers options in designing systems for digital network services (such as T1, E1 and ISDN) or with other resources, such as voice recognition, from other vendors.

     TruFax Series. Released in January 1995, the TruFax Series fax boards are fax processing boards designed for small to medium scale, general purpose fax servers and systems. TruFax Series products incorporate many of the functions that contribute to the high reliability of TR114 Series products but do not support many of their advanced fax features, or voice processing. TruFax Series products are lower-priced than TR Series products. The first TruFax Series product, the TruFax 200, is a two channel fax board. At the core of each channel is a fax modem controlled by a microprocessor. The TruFax 200 is available with analog telephone system interfaces.

  Application Development Tools

     TR Series Fax & Voice API. The TR Series API, originally introduced in 1991 and periodically enhanced since then, enables developers to quickly develop sophisticated fax and voice applications. The API is a complete C language library of fax, voice, tone signaling and call processing function calls. It also includes time-saving sample applications, fax utilities and debugging tools. The API is operating-system independent and supports most operating systems, including Windows NT, UNIX, UnixWare, AIX, Solaris, QNX, OS/2, Windows 95 and MS DOS. Applications developed with the API run on all of the Company's TR Series and TruFax Series products.

     Show N Tel. Show N Tel is a graphical, object-oriented development and prototyping environment for enterprise-wide, client/server voice, fax, and computer telephony applications. It is designed to simplify and reduce the time to develop complex applications. Show N Tel provides a library of over 200 PowerBlocks(TM), graphical icons that represent common operations in computer-telephony applications. Developers create applications by connecting these icons on a drag-and-drop template. In addition to the core voice, fax and computer telephony functions, optional components are available to support functions such as database access, speech recognition, speech synthesis (text-to-speech) and fax document creation. Show N Tel has been supplied under OS/2; recently the Company announced its availability under Windows NT.

  Fax Systems

     QuadraFax. QuadraFax is a platform designed to support small to medium scale enhanced fax applications, such as fax-on-demand and fax broadcast, for departments of large corporations, small businesses and small office/home office users. It offers simple installation, easy administration and a low price. QuadraFax has two major components: a fax and voice processing system unit and a Windows-based administration program that runs on a personal computer. The system unit includes DSPs for fax and voice processing, a CPU and a hard disk. Application software can be embedded on the system unit's hard disk to provide complete solutions. The PC-based Windows software provides an easy to use graphical interface for configuring and administering the applications. The Windows administration software runs on a PC that is connected to the system unit by a serial port link.

     IP/FaxRouter. Brooktrout has recently introduced the IP/FaxRouter, an Ethernet peripheral which allows facsimile traffic to be sent via IP wide area networks including the Internet. The IP/FaxRouter was developed to address the escalating costs associated with facsimile transmission. By routing fax traffic over IP data networks like the Internet, it can reduce or eliminate fax transmission charges normally incurred from the telephone company. In organizations with significant international fax traffic, the IP/FaxRouter can significantly reduce telephone charges by routing faxes over an existing data network. Configuration Network Management System (CNMS) software and Account Data Management System
(ADMS) software are also available with the IP/FaxRouter for centralized and remote system management as well as tracking account activity in service organizations.

  OEM Systems

     Merlin Mail, Partner Mail and Merlin Mail Multi-Lingual Version. Since 1990, Brooktrout has been the supplier of the Merlin Mail voice messaging/automated attendant system for the AT&T Merlin small business telephone system. In 1991, the Company introduced a second generation of Merlin Mail designed for AT&T's Merlin Legend system, a new, small business telephone system. In 1992, the Company introduced the Partner Mail voice messaging/automated attendant system for AT&T's Partner small business telephone system. In 1993, the Company introduced the third generation of Merlin Mail:
Merlin Mail Multi-Lingual Version. This newest Merlin Mail system incorporates English, Spanish and French languages in one system and is integrated with AT&T's Merlin Legend system. The Merlin Mail, Partner Mail and Merlin Mail Multi-Lingual Version products are based on the voice boards developed and manufactured by the Company. The Company continues to develop enhancements and new features for these products.

SALES AND MARKETING

     The Company markets its products primarily to service providers, OEMs and VARs. The TR Series, TruFax Series, Show N Tel, QuadraFax and IP/Fax Router products provide fax and voice processing, computer telephony or fax routing functionality for systems sold by these customers. The Company's OEM systems encompassing a complete solution are sold to Lucent as part of that customer's products sold to end users.

  Service Providers and OEMs

     Providers of enhanced telecommunications services develop, or purchase from developers, large, complex systems incorporating the Company's products to deliver electronic messaging applications. These systems typically require long development times and result in periodic deployments of large systems. OEMs design, manufacture and market electronic messaging systems that include the Company's products. OEMs generally have long product design and development processes that precede the release of products.

     Making sales to both of these types of customers can be a complex and time-consuming process which is often focused on technical requirements. To serve these customers in North America, the Company sells its products through a direct sales force located in Massachusetts and California.

  VARs

     VARs typically purchase the Company's products for resale to an end-user customer together with application software purchased from an ISV. The Company has established a network of over 150 Brooktrout Authorized Resellers. The Company employs direct sales people and manufacturers' representatives to recruit, train and assist VARs.

  International

     The Company sells its products to service providers, OEMs and VARs internationally through a direct sales force organized by region. The Company has established a sales office in Diegem-Brussels, Belgium and expects to open an office in Asia.

     The Company's international sales efforts are primarily initiated from corporate headquarters in the United States, although the Company maintains a European sales office. International sales, principally exports from the United States, accounted for approximately $2.0 million or 18% of revenue for the three months ended March 31, 1996, $4.3 million or 11% of revenue for the year ended December 31, 1995, and approximately $2.3 million or 13% of revenue for the year ended December 31, 1993. International sales were less than 10% of revenue for the same period in 1994. In addition to direct international sales, significant additional revenue is derived from international sales by Brooktrout's customers of systems which incorporate Brooktrout's products.


     Most countries require technical approvals from their telecommunications regulatory agencies for products which operate in conjunction with the telephone system. Obtaining these approvals is generally a prerequisite for sales in a given jurisdiction. Obtaining requisite approvals may require from two months to a year or more depending on the product and the jurisdiction. Approval of the Company's fax products in Germany, France and Japan has taken up to twelve months or more. The Company does not believe that these delays have had a material impact on the Company's operations. The Company has not yet encountered any situation in which it has proved impossible to obtain approval in a foreign jurisdiction. The Company, its distributors or its customers have received product approvals for Brooktrout products from agencies in Argentina, Australia, Canada, France, Germany, Hong Kong, Italy, Japan, Korea, Malaysia, Netherlands, New Zealand, Singapore, Sweden, Switzerland, Thailand, the United Kingdom, and the United States.

TECHNICAL SUPPORT


     Brooktrout seeks to deliver unmatched support and service to customers. By listening to customers and thoroughly understanding their requirements, the Company believes it can provide innovative high-value products which meet or exceed customer expectations. Beyond delivery, Brooktrout backs its products with responsive, engineering level support. Generally, the Company's technical support staff members hold bachelor's degrees in electrical engineering or computer science. Staff members place the highest priority on providing timely, accurate information as well as advice on how to take advantage of Brooktrout's sophisticated product line. Brooktrout's technical support personnel have been a source of product improvements and new features and functions due to close working relationships with customers. Brooktrout's technical support department reports directly to the Company's President as further evidence of Brooktrout's commitment to provide partnership-level support to customers. The Company's technical support activities represent an integral element of its marketing strategy. The Company believes that its technical support capability represents a significant competitive advantage.


     The Company warrants its hardware products against defects in materials and workmanship generally for one year. Extended warranties of up to three years have been provided to some customers for additional consideration.

CUSTOMERS


     The Company sells its products to three principal categories of customers:
telecommunications service providers, messaging system OEMs and network communications system OEMs and VARs. The following table lists some of the Company's principal customers:

- -----------------------------------------------------------------------------------------------
   TELECOMMUNICATIONS                                              NETWORK COMMUNICATIONS
   SERVICE PROVIDERS                MESSAGING SYSTEM OEMS           SYSTEM OEMS AND VARS
- -----------------------------------------------------------------------------------------------

  Network operators,              Telecommunications OEM          OEM and VAR providers of LAN
  independent service providers   providers of systems for        and enterprise network
  and providers of systems        electronic messaging            electronic messaging systems
  primarily for network           applications
  services
- -----------------------------------------------------------------------------------------------
  AlphaNet Telecom, Inc.          Applied Voice Technology Inc.   American International
                                                                  Facsimile Products Inc.
- -----------------------------------------------------------------------------------------------
  Beijing Jiya Telecom            Brite Voice Systems, Inc.       Bit-by-Bit Computers, Inc.
- -----------------------------------------------------------------------------------------------
  Deutsche Telekom AG             Centigram Communications        Computer Sciences Corp.
                                  Corporation
- -----------------------------------------------------------------------------------------------
  Fax International, Inc.         Glenayre Technologies, Inc.     Entex Information Services,
                                                                  Inc.
- -----------------------------------------------------------------------------------------------
  Hong Kong Telecommunications    Inter-Tel, Incorporated         Fontware Limited
  Limited
- -----------------------------------------------------------------------------------------------
  MCI Communications              Lucent Technologies, Inc.       Omtool Ltd.
  Corporation
- -----------------------------------------------------------------------------------------------
  PR Newswire Association, Inc.   Northern Telecom Limited        Open Port Technology, Inc.
                                  (Nortel)
- -----------------------------------------------------------------------------------------------
  Tele-Publishing, Inc.           Octel Communications Corp.      RightFAX Inc.
- -----------------------------------------------------------------------------------------------
  Xpedite Systems, Inc.           Voicetek Corporation            Techland Group Limited
- -----------------------------------------------------------------------------------------------

     The Company typically sells its products on the basis of purchase orders received from customers. The Company has entered into agreements with many of its customers which establish terms and conditions for sales made under these agreements from time to time. These agreements generally do not establish any long-term fixed purchase or supply commitments for either party.


     In 1993, 1994, 1995 and the first quarter of 1996, sales to AT&T, the Company's largest customer, accounted for 58%, 53%, 36% and 26%, respectively, of the Company's total revenue. No other single customer accounted for more than 10% of the Company's total revenue in 1993, 1994, 1995 or the first quarter of 1996. On April 3, 1996, AT&T completed an initial public offering of Lucent and announced its intent to spin off to its shareholders the remaining interest in the company by December 1996. Prior to Lucent's initial public offering, the Company sold essentially all of its major products to a number of separate business units within AT&T, although sales of the Merlin Mail, Merlin Mail Multi-Lingual Version and Partner Mail systems have accounted for more than 80% of the Company's revenue from AT&T in the last three years. The divisions which represented the Company's principal customers within AT&T were transferred to Lucent, although the Company has continuing business with AT&T.


PRODUCT DEVELOPMENT


     The market for electronic messaging products is characterized by rapid technological change, changes in customer requirements, frequent new product introductions and enhancements and emerging industry standards. The Company focuses significant resources on improving its products in response to changes in operating systems, application software, computer and telephony hardware, networking software, programming tools and computer language technology. In 1993, 1994, 1995 and the first quarter of 1996, the Company spent approximately $2.6 million, $3.5 million, $4.8 million and $1.6 million, or approximately 14%, 14%, 13%
and 14% of revenue, respectively, on research and development. The Company is continuing its development efforts for its current products, as well as developing next generation versions of its current products, in particular the TR114 Series family and its OEM systems. In addition, the Company is developing or has acquired technology for the development of data modem and ISDN products. Research and development expenses have generally been charged to operations as incurred. The Company believes significant investments in product development are required to remain competitive. As a consequence, the Company intends to increase the dollar amount of its product development expenditures in the future, maintaining the level of such expenditures in the range of 13% to 15% of revenue.

     The Company believes that its software and hardware development team provides a significant competitive advantage for the Company. The team is comprised of members with experience in computer-based fax, voice processing, telephony, device driver development, object-oriented software development, graphical user interface ("GUI") development, and computer networking. The Company believes this assembly of diverse technical expertise contributes to the highly integrated functionality of its products. The Company's ability to attract and retain highly qualified employees will be one of the principal determinants of its success in maintaining technological leadership.

MANUFACTURING

     Brooktrout's manufacturing operations consist primarily of final assembly and testing of components, subsystems and systems. The Company tests its products at various stages in the manufacturing process. Each product undergoes a final load and functional test at the Company's Needham, Massachusetts or Southborough, Massachusetts facility prior to shipment.

     The Company uses independent manufacturers, one of which is Lucent, to perform printed circuit board assembly and testing. The Company believes it has good relationships with its subcontractors and has generally experienced timely delivery of products and satisfactory quality with respect to products manufactured by subcontractors. In December 1995, the Company's Needham, Massachusetts facility achieved ISO 9002 certification.

COMPETITION

     The Company is in direct competition with companies offering similar products or products responsive to similar applications in each of its four major product lines. In addition, there is always the potential for new entrants into the Company's markets by other companies in related computer and communications companies including the Company's customers and suppliers. The Company believes that the principal competitive factors affecting the market for the Company's products and services include product functionality and features, product quality, performance and price, ease of product integration, and quality of customer support services. The relative importance of each of these factors depends upon the specific customer environment. Although the Company believes that its products and services currently compete favorably with respect to such factors, there can be no assurance that the Company can maintain its competitive position against current and potential competitors.

     Many of the Company's current and potential competitors have longer operating histories, significantly greater financial, technical, product development and marketing resources, greater name recognition and larger customer bases than the Company. The Company's present or future competitors may be able to develop products comparable or superior to those developed by the Company, adapt more quickly than the Company to new technologies, evolving industry trends or customer requirements, or devote greater resources to the development, promotion and license of their products than the Company. Accordingly, there can be no assurance that competition will not intensify or that the Company will be able to compete effectively in its market.


     The Company expects that it will face increasing pricing pressures from its current competitors and new market entrants. The Company's competitors may engage in pricing practices that cause the Company to reduce the average selling prices of its products. To offset declining average selling prices, the Company believes that it must successfully develop and introduce on a timely basis new products or products that incorporate new features that can be sold at gross margins comparable to those on existing products. To the extent that such new products are not developed in a timely manner, do not achieve customer acceptance or do not generate comparable gross margins, the Company's profitability may decline.

PROPRIETARY TECHNOLOGIES

     The Company does not hold patents on a large part of its product line. The Company's software and firmware are protected by copyright laws. Because on-board and downloadable firmware represent an important element of the value of the Company's hardware products, the Company believes that it obtains significant protection for its proprietary interest in its hardware products, as well as its software products, from copyright laws. Certain design features, including ASICs (application specific integrated circuits), software and firmware, receive some protection under trade secret laws. Each employee of the Company has executed a proprietary information agreement designed to protect the trade secrets of the Company, inventions created in the course of employment with the Company and other proprietary information of the Company. There can be no assurance, however, that copyright and trade secret protection will be sufficient to prevent competitors from developing software and other technology similar to the software and other technology upon which the Company relies for a significant portion of its revenue.

     The Company has acquired licenses under certain patents covering aspects of voice processing technology, and licenses from third parties of software for its voice and fax products. The Company pays royalties under these licenses with respect to its sales of certain products. The licenses generally extend for the life of the patent in question (in the case of patents) or in perpetuity (in the case of software), and are subject to termination only in the event of a breach. Royalties constitute a percentage of sales of particular products or product elements, or a fixed amount per unit of hardware or software distributed, and do not account for a material part of the Company's cost of product sold.

     The Company has periodically received, and may receive in the future, communications from third parties asserting patent rights with respect to certain of the Company's products and features. The Company is a defendant in one patent infringement case which it believes will not have a material effect on the Company. See "Business -- Legal Proceedings." Otherwise, there is no pending litigation against the Company regarding any of these claims, nor has the Company to date believed it necessary to license any patent rights referred to in such communications, except as described above and except for certain other minor cases involving no payment of ongoing royalties.

BACKLOG

     At December 31, 1995, the Company's backlog of orders for products and services was approximately $7.5 million, compared with approximately $4.7 million at December 31, 1994. All of the backlog is expected to be shipped or provided before the end of 1996. All orders believed to be firm for products or services to be shipped or provided in the future are included in the backlog. The Company regards all orders received in the normal course of business without specifically negotiated return rights as firm orders and has not experienced any material order cancellation rate in the past, although no assurance can be given that adverse effects may not result from order cancellations in the future. Because of the possibility of customer changes in delivery schedules or cancellation of orders, the Company's backlog as of any particular date may not be indicative of actual sales for any particular future period. The period of time between placement of an order and delivery of the product varies from one day for certain TR Series products to ten months for certain OEM systems products.

EMPLOYEES

     As of May 31, 1996, the Company had 139 full-time employees, of which 50 were engaged in engineering and product development, 23 in administration, 23 in manufacturing and 43 in sales, marketing and technical support. None of the Company's employees are represented by a labor union and the Company believes its relations with its employees are good.

PROPERTIES

     During 1995 and until March 1996, the Company occupied a facility of approximately 20,550 square feet in Needham, Massachusetts for research and development, engineering, manufacturing and administration under a lease which expired on December 31, 1995 and was extended on a month to month basis.


     In 1995, the Company signed a new lease for a stand-alone 37,615 square foot facility in Needham, Massachusetts. The new lease commenced March 1, 1996 and expires October 31, 2006. The new facility accommodates research and development, engineering, manufacturing, sales, marketing and administration. This office is now the Company's principal facility.


     The Company also occupies approximately 16,515 square feet in Southborough, Massachusetts, which it took over as lessee in connection with its acquisition of TSI. This facility accommodates research and development, engineering and packaging. The lease for this facility commenced on May 1, 1995 and expires on April 30, 2001.

     The Company occupies approximately 4,800 square feet in Richardson, Texas for research and development and administrative facilities. The lease for this facility commenced on March 1, 1995 and expires on February 28, 1998.

     The Company also occupies shared office space in Diegem-Brussels, Belgium under a lease which by its terms automatically renews every three months unless either party gives notice prior to the commencement of the new term of its intent to terminate. This space is used primarily for sales and marketing activity in Europe.

     The Company believes that its present facilities are adequate for its current needs and that suitable additional space will be available as needed.

LEGAL PROCEEDINGS


     Since September 1992, the Company has been involved in a series of litigated cases with or involving Dialogic Corporation ("Dialogic"), a competitor of the Company, and Dialogic's subsidiary GammaLink. In the first case, two manufacturers of fax-on-demand systems, acting with support from Dialogic, brought a claim seeking to invalidate the Company's patent covering fax-on-demand technology. The Company subsequently brought claims against Dialogic and GammaLink claiming that they were infringing the Company's patent covering DID fax routing technology and seeking to invalidate a fax-on-demand related patent controlled by Dialogic. In June 1995, all parties in the cases signed a Settlement Agreement which the Company believed would resolve all disputes between the Company and Dialogic. The Settlement Agreement involved the dismissal of outstanding litigation, cross-licenses under existing and future patents of the parties involving computer-based fax technology, and an agreement by the Company to treat purchasers of Dialogic and GammaLink fax boards no less favorably than purchasers of Brooktrout fax boards with respect to the Company's fax-on-demand technology for the same use. The Company subsequently learned, however, that a second Dialogic subsidiary had filed an infringement claim against the Company relating to two different patents, which was not disclosed to the Company at the time of the settlement negotiations and was not dismissed. Shortly after the signing of the Settlement Agreement, Dialogic also made certain filings with the U.S. Patent Office directed at a possible challenge to the Company's fax-on-demand patent. On the basis of these and other actions taken by Dialogic, the Company believes that Dialogic entered into the Settlement Agreement in bad faith and with fraudulent intent. In November 1995, the Company filed a lawsuit against Dialogic and certain affiliated parties in the Federal District Court for the District of Massachusetts seeking rescission of the Settlement Agreement and other relief. Dialogic has counterclaimed for damages and special damages. If the Company prevails in its claim for rescission of the Settlement Agreement, any or all of the cases described above may be re-instituted. During the pendency of this case, the second Dialogic subsidiary's patent infringement case against the Company has remained outstanding. The Company believes that neither the currently pending litigated cases or the cases that may be reinstituted as a result of the rescission proceeding, nor an adverse decision in any of such cases, will have a material adverse effect on the Company's business, financial condition or results of operations.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS


     Certain information is set forth below concerning the executive officers and directors of the Company:


             NAME               AGE                            POSITION
             ----               ---                            --------
Eric R. Giler(1)..............  40      President and Director
David W. Duehren..............  38      Vice President of Research and Development, Clerk and
                                          Director
Patrick T. Hynes..............  37      Vice President of Advanced Product Engineering and
                                        Director
Stephen A. Ide................  53      Senior Vice President of Sales and Marketing
Robert C. Leahy...............  43      Vice President of Finance and Operations and Treasurer
David B. Lowe.................  39      Vice President of Sales
R. Andrew O'Brien.............  38      Vice President of Marketing and Business Development
Jonathan J. Sirota............  54      Vice President of Engineering
Robert G. Barrett(1)(2)(3)....  51      Director
David L. Chapman(1)(2)(3).....  61      Director
W. Brooke Tunstall(2).........  74      Director

- ------------------------

(1) Member of Compensation Committee



(2) Member of Audit Committee



(3) Member of Stock Option Committee


     Eric R. Giler is a Company founder and has been President and a Director of Brooktrout since the Company's inception in 1984. Prior to founding the Company, Mr. Giler worked primarily in the area of technical marketing and sales as a product manager with Teradyne, Inc. and an applications engineer manager for Intec Corp. Mr. Giler is a board member of the MIT Enterprise Forum, the Massachusetts Telecommunications Council and the New England-Israel Chamber of Commerce. Mr. Giler also is a member of the American Electronics Association and the Massachusetts Computer Software Council. Mr. Giler received a Bachelor of Science degree in Management Science from Carnegie-Mellon University and a Master of Business Administration degree from Harvard Business School.

     David W. Duehren is a Company founder and has been Vice President of Research and Development and a Director of Brooktrout since the Company's inception in 1984. Mr. Duehren is the chairman of the Telecommunications Industry Association Committee TR29.1, the subcommittee responsible for Group 3 fax enhancements, and also contributes to worldwide International Telecommunications Union -- Telephony (ITU-T) facsimile standards. Mr. Duehren is also a member of the Institute of Electrical Electronic Engineers (IEEE) and has been a member of the SCSA work group on facsimile API standards. Mr. Duehren received a Bachelor of Science degree and Master of Science degree in Electrical Engineering from the Massachusetts Institute of Technology.

     Patrick T. Hynes is a Company founder and has been Vice President of Advanced Product Engineering since January 1994 and a Director of Brooktrout from the Company's inception in 1984. Mr. Hynes was Vice President of Engineering from the Company's inception to December 1993. Mr. Hynes is a member of the Institute of Electrical Electronic Engineers (IEEE). Mr. Hynes received a Bachelor of Science degree in Electrical Engineering from the Massachusetts Institute of Technology and a Master of Science degree in Electrical Engineering from Columbia University.

     Stephen A. Ide has been Senior Vice President of Sales and Marketing of Brooktrout since January 1993 and was Vice President of Sales and Marketing of Brooktrout from July 1987 to December 1992. Prior to joining the Company, Mr. Ide was co-founder and president of Computer Telephone Corporation. Mr. Ide also served as vice president of operations for Rolm of New England Corporation.

     Robert C. Leahy has been Vice President of Finance and Operations and Treasurer of Brooktrout since March 1988. Prior to joining Brooktrout, Mr. Leahy held the position of corporate controller and treasurer for

Cambridge Robotics. Mr. Leahy is an active member in the Financial Executive Institute. Mr. Leahy received a Bachelor of Science degree in accounting and a Master of Business Administration degree from Bentley College.

     David B. Lowe has been Vice President of Sales of Brooktrout since January 1993. Mr. Lowe was National Sales Manager of Brooktrout from October 1987 to December 1992, and Eastern Regional Sales Manager of Brooktrout from November 1986 to September 1987. Prior to joining Brooktrout, Mr. Lowe was the National Accounts Manager at ITT Business Communications Corporation. Mr. Lowe received a Bachelor of Arts degree from Bates College and a Master of Business Administration degree from Northeastern University.

     R. Andrew O'Brien has been Vice President of Marketing and Business Development of Brooktrout since July 1993, and Director of Marketing and Business Development from January 1993 to June 1993. Prior to joining the Company, Mr. O'Brien was an Associate at McKinsey & Company from September 1986 to January 1993. Mr. O'Brien is a member of the executive committee of GO-MVIP and on the board of directors of the Enterprise Computer Telephony Forum. Mr. O'Brien received a Bachelor of Arts degree from Yale University and a Master of Business Administration degree from Harvard Business School.

     Jonathan J. Sirota has been Vice President of Engineering of Brooktrout since January 1994. Prior to joining the Company, Mr. Sirota was Senior Vice President of Engineering and Operations for ERGO Computing, Inc. from March 1989 to January 1994. Mr. Sirota received a Bachelor of Science degree in Electrical Engineering from Rensselaer Polytechnic Institute and a Master of Science degree in Electrical Engineering from Massachusetts Institute of Technology.

     Robert G. Barrett has been a Director of Brooktrout since February 1990. He was one of the founders of Battery Ventures, a venture capital firm specializing in communications and software investments. Mr. Barrett is on the board of Marcam Corporation, a publicly held company, as well as various privately held high technology companies.

     David L. Chapman has been a Director of Brooktrout since August 24, 1992. Since February 1992, he has been President and Chief Executive Officer of NorthPoint Software Ventures, Inc., a privately held firm providing professional and financial services for the software industry. From March 1990 to February 1992 he was General Partner and Executive Vice President of Landmark Ventures, Inc., a company focused on technology evaluation and direct investment. From March 1988 to March 1990, Mr. Chapman served as President and Chief Executive Officer of Computer Power Group, Americas, a publicly held Australian company engaged in professional services, consulting and education for businesses and from March 1986 to March 1988 he was Chairman, Vice Chairman, President and Chief Executive Officer of Cullinet Software, Inc. Prior to holding such positions, Mr. Chapman was a Senior Vice President of Data General Corporation and spent 23 years in various capacities at IBM. Mr. Chapman is on the board of IPL Systems, Inc., a publicly held company, as well as various privately held high technology companies.

     W. Brooke Tunstall has been a Director of Brooktrout since April 1990. He has been President of Brooke Tunstall Associated, a sole proprietorship engaged in deregulation consulting, since January 1, 1985, and has been a Senior Advisor to Mercer Management Consulting, a subsidiary of Marsh and McLennan, Inc., since 1987. Prior to his current consulting career, Mr. Tunstall was Corporate Vice President -- Organization and Management Systems for AT&T. He retired from AT&T in 1985 after a career of over thirty years that included a variety of operational and staff assignments in the Bell Operating Companies, Bell Laboratories, and AT&T Headquarters. Mr. Tunstall is the author of Disconnecting
Parties: Managing the Bell Break-Up, which chronicles his experiences planning and implementing the divestiture of the Bell Operating Companies from their parent.

                       PRINCIPAL AND SELLING STOCKHOLDERS


     The following table sets forth certain information known to the Company with respect to beneficial ownership of the Company's Common Stock as of June
20, 1996 and as adjusted to reflect the sale of 900,000 shares of Common Stock being offered by the Company and the Selling Stockholders hereby, by (i) each person (or group of affiliated persons) who is known by the Company to beneficially own more than five percent of the Company's Common Stock, (ii) the Selling Stockholders, (iii) each of the Company's directors and each of the Company's executive officers who beneficially own shares of the Company's Common
Stock as of such date, and (iv) the Company's directors and executive officers as a group.




                                              SHARES BENEFICIALLY                    SHARES BENEFICIALLY
                                            OWNED PRIOR TO OFFERING    SHARES TO     OWNED AFTER OFFERING
                                            -----------------------   BE SOLD IN    ----------------------
             BENEFICIAL OWNER                NUMBER(1)   PERCENT(2)    OFFERING     NUMBER(1)   PERCENT(3)
             ----------------                ---------   ----------   -----------   ---------   ----------
Robert G. Barrett(4).......................     17,250         *              --       17,250         *
David L. Chapman(5)........................     40,385         *           5,000       35,385         *
David W. Duehren(6)........................    478,460       4.8%         40,000      438,460       4.2%
Murphy Duehren 1996 Charitable Remainder
  Trust(7).................................     18,000         *          18,000           --         *
Beverly Fox(8).............................    244,558       2.5          72,279      172,279       1.7
Andrew Fox(9)..............................    244,558       2.5          72,279      172,279       1.7
Robert U. Friedman(10).....................    209,620       2.1         104,810      104,810       1.0
Eric R. Giler(11)..........................    373,085       3.8              --      373,085       3.6
Patrick T. Hynes(12).......................    259,984       2.6          50,000      209,984       2.0
Stephen A. Ide(13).........................     69,853         *              --       69,853         *
Robert C. Leahy(14)........................    139,912       1.4              --      139,912       1.3
David B. Lowe(15)..........................     26,373         *           3,000       23,373         *
R. Andrew O'Brien(16)......................    111,738       1.1          10,000      101,738         *
Jonathan J. Sirota(17).....................    102,306       1.0              --      102,306         *
W. Brooke Tunstall(18).....................     43,500         *          10,000       33,500         *
All current directors and executive
  officers as a group (11 persons)(19).....  1,680,846      15.9%        136,000    1,544,846      14.0%

- ------------------------
  *  Less than 1%

 (1) Except as indicated in the other footnotes to this table, based on information provided by such persons and subject to applicable community property laws, the persons named in the table above have sole voting and investment power with respect to all of the shares of Common Stock shown as beneficially owned by them.

 (2) Percentage of ownership is based on 9,784,419 shares of Common Stock outstanding on June 20, 1996. Shares of Common Stock subject to stock options that are exercisable within 60 days of June 1, 1996 are deemed outstanding for computing the percentage of the person or group holding such options, but are not deemed outstanding for computing the percentage of any other person or group.


 (3) Percentage of ownership is based on the 10,299,051 shares of Common Stock to be outstanding after giving effect to the sale of the shares of Common Stock to the public offered by the Company hereby and assuming no exercise of outstanding options or other issuance of shares after June 20, 1996.


 (4) Includes 7,500 shares subject to options exercisable within 60 days. Does not include 9,375 shares subject to options not exercisable within 60 days.


 (5) Includes 1,406 shares subject to options exercisable within 60 days, 11,304 shares held jointly with Mr. Chapman's wife, 4,500 shares held jointly with Mr. Chapman's mother and Mr. Chapman's wife, and 675 shares held by Mr. Chapman's wife, as to which 675 shares he disclaims beneficial ownership. Does not include 15,469 shares subject to options not exercisable within 60 days.


 (6) Includes 99,379 shares subject to options exercisable within 60 days and 225 shares held by Mr. Duehren's wife, as to which shares he disclaims beneficial ownership. Does not include 112,500 shares subject to options not exercisable within 60 days. Does not include 18,000 shares held by Murphy Duehren 1996 Charitable Remainder Trust, which may be deemed to be beneficially owned by Mr. Duehren.



 (7) Mr. Duehren, as co-trustee with his wife, may be deemed to share voting and investment power with respect to all shares listed in the above table as held by the Murphy Duehren 1996 Charitable Remainder Trust.


 (8) Does not include shares held by Andrew Fox, Ms. Fox's husband, reflected elsewhere in this table. Ms. Fox is Treasurer of TSI, a subsidiary of the Company.

 (9) Does not include shares held by Beverly Fox, Mr. Fox's wife, reflected elsewhere in this table.

(10) Mr. Friedman is Clerk of TSI, a subsidiary of the Company.

(11) Includes 159,379 shares subject to options exercisable within 60 days, 213,256 shares held jointly with Mr. Giler's wife and 450 shares held by Mr. Giler's minor sons, as to which 450 shares he disclaims beneficial ownership. Does not include 168,750 shares subject to options not exercisable within 60 days.

(12) Includes 46,878 shares subject to options exercisable within 60 days.


(13) Includes 69,853 shares subject to options exercisable within 60 days. Does not include 112,500 shares subject to options not exercisable within 60 days.


(14) Includes 120,000 shares subject to options exercisable within 60 days. Does not include 112,500 shares subject to options not exercisable within 60 days.

(15) Includes 26,373 shares subject to options exercisable within 60 days. Does not include 30,100 shares subject to options not exercisable within 60 days.

(16) Includes 110,850 shares subject to options exercisable within 60 days and 888 shares held jointly with Mr. O'Brien's wife. Does not include 112,500 shares subject to options not exercisable within 60 days.


(17) Includes 97,500 shares subject to options exercisable within 60 days and 450 shares held by Mr. Sirota's wife, as to which shares he disclaims beneficial ownership. Does not include 90,000 shares subject to options not exercisable within 60 days.


(18) Includes 24,375 shares subject to options exercisable within 60 days and 1,125 shares held by Mr. Tunstall's wife, as to which he disclaims beneficial ownership. Does not include 3,750 shares subject to options not exercisable within 60 days.


(19) See Notes 5-7 and 11-18 above. Neither Ms. Fox, Mr. Fox nor Mr. Friedman is a director or executive officer of the Company.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of the offering, the Company will have 10,299,051 shares of Common Stock outstanding (10,434,051 shares if the Underwriters' over-allotment option is exercised in full), 9,835,427 of which will be freely tradeable without substantial restriction or the requirement of future registration under the Securities Act except for shares held or purchased by "affiliates" of the Company as that term is defined in Rule 144, and 463,624 shares which will be "restricted securities" under Rule 144. Of the 9,784,419 shares of Common Stock outstanding as of June 20, 1996, 8,154,074 shares are freely tradeable, 712,992 shares (of which 249,368 shares are being offered hereby) are restricted securities under Rule 144, and 917,353 additional shares (of which 136,000 shares are being offered hereby) are held by directors and executive officers who may be deemed affiliates of the Company pursuant to Rule 144, and which shares may be sold subject to the provisions of Rule 144 and the contractual restrictions described below.



     The Company and the Selling Stockholders have agreed that they will not, for a period of 180 days from the date of this Prospectus, and the executive officers and directors of the Company that are not also Selling Stockholders have agreed that they will not, for a period of 90 days from the date of this Prospectus, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, pledge, contract of sale, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock of the Company or any securities convertible into, or exercisable or exchangeable for, any shares of Common Stock or other capital stock of the Company without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, except that such agreement does not prevent the Company from granting additional options under the Company's 1992 Plan. Upon the expiration of these lockup agreements all 1,244,977 shares held by such executive officers, directors and Selling Stockholders which are not sold in this offering will become eligible for sale in the public market, subject to the applicable volume and manner-of-sale limitations of Rule 144, and 1,719,209 shares of Common Stock issuable upon exercise of currently outstanding options will become eligible for sale as such options become vested. Under Rule 144, the volume limitations permit the sale of a number of shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock (approximately 102,990 shares immediately after the offering) or the average weekly trading volume of the Common Stock on the Nasdaq National Market during the four calendar weeks preceding the sale, subject to the filing of a Form 144 with respect to such sale and certain other limitations and restrictions. The Company has filed registration statements under the Securities Act to register shares of Common Stock reserved for issuance under its employee stock plans, thus permitting the resale of such shares of Common Stock by non-affiliates in the public market without restriction under the Securities Act. A total of 2,397,322 shares (including shares subject to outstanding options) are reserved for issuance under the 1992 Plan and the Company's Employee Stock Purchase Plan.


     The outstanding restricted securities which are not sold in this offering will be eligible for sale under Rule 144 commencing May 29, 1998 (two years after their issuance), subject to applicable volume and manner-of-sale limitations, and a portion of such shares are entitled to certain registration rights.

     The Common Stock has been traded on the Nasdaq Stock Market's National Market since October 1992. Nevertheless, sales of substantial amounts of Common Stock in the public market could adversely affect the prevailing market price and could impair the Company's future ability to raise capital through an offering of its equity securities. See "Risk Factors -- Volatility of Stock Price" and "-- Shares Eligible for Future Sale."

                                  UNDERWRITING

     The underwriters named below (the "Underwriters"), for whom Prudential Securities Incorporated, Smith Barney Inc. and Tucker Anthony Incorporated are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company and the Selling Stockholders the number of shares of Common Stock set forth below opposite their respective names:


                                                                             NUMBER
                                   UNDERWRITER                              OF SHARES
        ------------------------------------------------------------------  ---------
        Prudential Securities Incorporated................................
        Smith Barney Inc. ................................................
        Tucker Anthony Incorporated.......................................

                                                                            ---------
                  Total...................................................    900,000
                                                                            =========


     The Company and the Selling Stockholders are obligated to sell, and the Underwriters are obligated to purchase, all of the shares of Common Stock offered hereby if any are purchased.

     The Underwriters, through their Representatives, have advised the Company and the Selling Stockholders that they propose to offer the shares of Common Stock initially at the public offering price set forth on the cover page of this Prospectus; that the Underwriters may allow to selected dealers a concession of
$          per share; and that such dealers may reallow a concession of
$          per share to certain other dealers. After the initial public offering, the offering price and the concessions may be changed by the Representatives.


     The Company has granted to the Underwriters an over-allotment option, exercisable for 30 days from the date of this Prospectus, to purchase, in the aggregate, up to 135,000 additional shares of Common Stock at the initial public offering price, less underwriting discounts and commissions, as set forth on the cover page of this Prospectus. The Underwriters may exercise such option solely for the purpose of covering over-allotments incurred in the sale of the shares of Common Stock offered hereby. To the extent such option to purchase is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to 900,000 shares.


     The Company and the Selling Stockholders have agreed to indemnify the several Underwriters or contribute to losses arising out of certain liabilities, including liabilities under the Securities Act of 1933, as amended.


     The Company and the Selling Stockholders have agreed that they will not, for a period of 180 days from the date of this Prospectus, and the executive officers and directors of the Company that are not also Selling Stockholders have agreed that they will not, for a period of 90 days from the date of this Prospectus, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other disposition) of any shares of Common Stock or other capital stock of the Company, or any securities convertible into, or exercisable or exchangeable for, any shares of Common Stock or other capital stock of the Company without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, except that such agreement does not prevent the Company from granting additional options under its 1992 Plan.


     In connection with this offering, certain Underwriters and selling group members (if any) or their respective affiliates who are qualified registered market makers on the Nasdaq National Market, may engage in passive market making transactions in the Common Stock of the Company on the Nasdaq National Market in accordance with Rule 10b-6A under the Securities Exchange Age of 1934, as amended (the "Exchange Act"), during the two business day period before commencement of offers or sales of the Common Stock. Passive market making transactions must comply with applicable volume and price limits and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby has been passed upon for the Company and the Selling Stockholders by Goodwin, Procter & Hoar LLP, Boston, Massachusetts. Thomas P. Storer, a partner in the firm of Goodwin, Procter & Hoar LLP, is Assistant Clerk of the Company. Certain legal matters relating to the offering will be passed upon for the Underwriters by Gibson, Dunn & Crutcher LLP, San Francisco, California.

                                    EXPERTS


     The supplemental and historical consolidated financial statements of the Company as of December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995 and the historical financial statements of TSI as of December 31, 1995 and for the year then ended included in or incorporated by reference in this Prospectus have been audited by Deloitte & Touche LLP as stated in their report with respect to the Supplemental Consolidated Financial Statements dated June 20, 1996 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the restatement of the consolidated financial statements for a pooling-of-interests) included herein and as stated in their reports with respect to (1) the Company's historical financial statements dated February 2, 1996 (except for Note (1), "Stock Split," as to which the date is February 27, 1996) and (2) the historical financial statements of Technically Speaking, Inc. dated March 8, 1996 (which includes an explanatory paragraph related to the acquisition of TSI by the Company) incorporated by reference herein and which have been so included and incorporated in reliance upon such reports given upon their authority as experts in accounting and auditing.


                             ADDITIONAL INFORMATION


     The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The Registration Statement (as defined below), as well as such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can also be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 West Fifth Street, N.W., Washington, D.C. 20549, and at its public reference facilities at New York, New York and Chicago, Illinois at prescribed rates. In addition, the Common Stock is listed on the Nasdaq National Market, and the aforementioned materials may also be inspected at the offices of The Nasdaq Stock Market, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement," which term shall include all amendments, exhibits, annexes and schedules thereto) pursuant to the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, covering the Common Stock being offered hereby. For further information with respect to the Company and the shares of Common Stock being offered by this Prospectus, reference is hereby made to such Registration Statement, including the exhibits filed as part thereof. Statements contained in this Prospectus concerning the provisions of certain documents filed with, or incorporated by reference in, the Registration Statement are not necessarily complete, each such statement being qualified in all respects by such reference. Copies of all or any part of the Registration Statement, including the documents incorporated by reference therein or exhibits thereto, may be obtained upon payment of the prescribed fees at the offices of the Commission set forth above.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


     The Company's Annual Report on Form 10-K/A for the fiscal year ended December 31, 1995, the Company's Form 10-C, dated March 4, 1996, the Company's Current Report on Form 8-K dated March 8, 1996 (reporting the agreement to acquire TSI), the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1996, the Company's Current Report on Form 8-K and amendment on Form 8-K/A dated June 13, 1996 and further amendment on Form 8-K/A dated June 21, 1996 (reporting the Company's acquisition of TSI), the Company's Form 10-C Report dated June 5, 1996, the Company's Form 10-C Report dated June 24, 1996, the Company's Proxy Statement for the Annual Meeting of Stockholders held on May 29, 1996, the Company's Form 8-K dated July 18, 1996 (reporting the Company's second quarter earnings) and the Company's Registration Statement on Form 8-A filed October 1, 1992 registering the Common Stock under Section 12(g) of the Exchange Act are hereby incorporated by reference in this Prospectus. Additionally, any document filed by the Company with the Commission pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus.


     Any statements contained in a document incorporated by reference herein shall be deemed to be modified, replaced or superseded for all purposes of this Prospectus to the extent that a statement contained herein modifies, replaces or supersedes such statement. Any such statement so modified, replaced or superseded shall not be deemed, except as so modified, replaced or superseded, to constitute a part of this Prospectus.


     The Company will provide, without charge, to each person to whom a copy of this Prospectus is delivered, on the request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits thereto, unless such exhibits are specifically incorporated by reference into such documents). Written requests for such copies should be directed to Robert
C. Leahy, Vice President of Finance and Operations, and Treasurer, Brooktrout Technology, Inc., 410 First Avenue, Needham, Massachusetts 02194. Telephone inquiries may be directed to (617) 449-4100.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

            INDEX TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        -----
Independent Auditors' Report..........................................................    F-2
Supplemental Consolidated Balance Sheets at December 31, 1994 and 1995 and (unaudited)
  March 31, 1996......................................................................    F-3
Supplemental Consolidated Statements of Income for the years ended December 31, 1993,
  1994 and 1995 and (unaudited) for the three months ended March 31, 1995 and 1996....    F-4
Supplemental Consolidated Statements of Stockholders' Equity for the years ended
  December 31, 1993, 1994 and 1995 and (unaudited) for the three months ended March
  31, 1996............................................................................    F-5
Supplemental Consolidated Statements of Cash Flows for the years ended December 31,
  1993, 1994 and 1995 and (unaudited) for the three months ended March 31, 1995 and
  1996................................................................................    F-6
Notes to Supplemental Consolidated Financial Statements...............................    F-7

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Brooktrout Technology, Inc.:

     We have audited the accompanying supplemental consolidated balance sheets of Brooktrout Technology, Inc. and its subsidiaries as of December 31, 1994 and 1995, and the related supplemental consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     The supplemental consolidated financial statements give retroactive effect to the acquisition of Technically Speaking, Inc. as of May 29, 1996, which has been accounted for as a pooling of interests as described in Note 1 to the supplemental consolidated financial statements. Generally accepted accounting principles proscribe giving effect to a consummated business combination accounted for by the pooling of interests method in financial statements that do not cover the date of consummation. These supplemental consolidated financial statements do not extend through the date of consummation; however, they will become the historical consolidated financial statements of the Company after financial statements covering the date of consummation of the business combination are issued.

     In our opinion, such supplemental consolidated financial statements present fairly, in all material respects, the financial position of the Company and its subsidiaries at December 31, 1994 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles applicable after financial statements are issued for a period which includes the date of consummation of the business combination.

     As discussed in Note 1 to the supplemental consolidated financial statements, in 1993 the Company changed its method of accounting for income taxes to conform with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

Deloitte & Touche LLP
Boston, Massachusetts
June 20, 1996

                          BROOKTROUT TECHNOLOGY, INC.


                               SUPPLEMENTAL CONSOLIDATED BALANCE SHEETS
                                  (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                   DECEMBER 31,
                                                                -------------------      MARCH 31,
                                                      NOTES      1994        1995          1996
                                                      -----     -------     -------     -----------
                                                                                        (UNAUDITED)
                                        ASSETS
Current assets:
  Cash and equivalents..............................     1      $10,435     $14,230       $14,794
  Marketable securities.............................     1        8,544       7,924         7,585
  Accounts receivable (less allowance for doubtful
     accounts of $364, $449 and $504 in 1994, 1995
     and 1996, respectively)........................     1        3,071       6,097         5,718
  Inventory.........................................     1        1,641       3,878         4,346
  Deferred tax assets...............................   1,5          404         454           577
  Prepaid expenses..................................                255         366           401
                                                                -------     -------       -------
     Total current assets...........................             24,350      32,949        33,421
                                                                -------     -------       -------
Equipment and furniture:                               1,4
  Computer equipment................................                963       1,346         1,752
  Furniture and office equipment....................                330         539         1,943
                                                                -------     -------       -------
     Total..........................................              1,293       1,885         3,695
     Less accumulated depreciation and
       amortization.................................               (644)       (852)         (951)
                                                                -------     -------       -------
     Equipment and furniture -- net.................                649       1,033         2,744
Investment and other assets.........................     1          462         599           574
                                                                -------     -------       -------
          Total.....................................            $25,461     $34,581       $36,739
                                                                =======     =======       =======
                  LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Line of credit....................................            $    --     $    50       $    50
  Current portion of long-term debt.................     4           24           6            --
  Accounts payable and other accruals...............              2,846       5,110         6,839
  Customer deposits.................................                208         376           364
  Accrued warranty costs............................     1          364         336           384
  Accrued compensation and commissions..............                524       1,185         1,160
  Accrued income taxes..............................     5          559       1,063           105
                                                                -------     -------       -------
     Total current liabilities......................              4,525       8,126         8,902
                                                                -------     -------       -------
Deferred rent.......................................     8           32          10            35
Long-term debt......................................     4            6          --            --
Commitments and contingencies.......................  8,10           --          --            --
Stockholders' equity:                                  1,6
  Preferred stock, $1.00 par value; authorized
     100,000 shares; issued and outstanding, none...                 --          --            --
  Common stock, $.01 par value; authorized
     25,000,000 shares; issued and outstanding,
     9,606,122, 9,683,116 and 9,738,196 shares in
     1994, 1995 and 1996, respectively..............                 96          97            97
  Additional paid-in capital........................             16,663      16,884        17,122
  Unrealized gains (losses) on marketable
     securities.....................................                (95)         49            14
  Retained earnings.................................              4,234       9,415        10,569
                                                                -------     -------       -------
  Total stockholders' equity........................             20,898      26,445        27,802
                                                                -------     -------       -------
          Total.....................................            $25,461     $34,581       $36,739
                                                                =======     =======       =======


          See notes to supplemental consolidated financial statements.

                          BROOKTROUT TECHNOLOGY, INC.

                          SUPPLEMENTAL CONSOLIDATED STATEMENTS OF INCOME
                               (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                     THREE MONTHS
                                                                                        ENDED
                                                     YEARS ENDED DECEMBER 31,         MARCH 31,
                                                    ---------------------------   ------------------
                                            NOTES    1993      1994      1995      1995       1996
                                            -----   -------   -------   -------   ------     -------
                                                                                     (UNAUDITED)
Revenue...................................  1,7,9   $18,060   $24,888   $38,673   $7,167     $11,300
Cost and expenses:
  Cost of product sold....................            8,734    12,055    17,759    3,494       5,097
  Research and development................    1       2,584     3,523     4,822    1,000       1,556
  Selling, general and administrative.....            4,294     5,686     9,144    1,807       2,984
                                                    -------   -------   -------   ------     -------
          Total cost and expenses.........           15,612    21,264    31,725    6,301       9,637
                                                    -------   -------   -------   ------     -------
Income from operations....................            2,448     3,624     6,948      866       1,663
Other income (expense):
  Interest/other income...................              494       604       967      216         263
  Interest expense........................              (15)      (10)       (7)      (1)         --
                                                    -------   -------   -------   ------     -------
          Total other income..............              479       594       960      215         263
                                                    -------   -------   -------   ------     -------
Income before income tax provision and
  change in accounting principle..........            2,927     4,218     7,908    1,081       1,926
Income tax provision......................   1,4        986     1,589     2,705      449         760
                                                    -------   -------   -------   ------     -------
Income before change in accounting
  principle...............................            1,941     2,629     5,203      632       1,166
Change in accounting principle............    1         337        --        --       --          --
                                                    -------   -------   -------   ------     -------
Net income................................          $ 2,278   $ 2,629   $ 5,203   $  632     $ 1,166
                                                    =======   =======   =======   ======     =======
Income per common share:                      1
  Before change in accounting principle...          $  0.20   $  0.27   $  0.52   $ 0.06     $  0.11
  Change in accounting principle..........              .03        --        --       --          --
                                                    -------   -------   -------   ------     -------
  Net income..............................          $  0.23   $  0.27   $  0.52     0.06     $  0.11
                                                    =======   =======   =======   ======     =======
Pro forma income per common share:
  Before change in accounting principle...          $  0.19   $  0.26   $  0.47   $ 0.07     $  0.11
  Change in accounting principle..........             0.03        --        --       --          --
                                                    -------   -------   -------   ------     -------
  Net income..............................          $  0.23   $  0.26   $  0.47   $ 0.07     $  0.11
                                                    =======   =======   =======   ======     =======
Weighted average number of common and
  common equivalent shares outstanding....    1       9,783     9,843    10,077    9,870      10,554

          See notes to supplemental consolidated financial statements.

                          BROOKTROUT TECHNOLOGY, INC.

                         SUPPLEMENTAL CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                      (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                               UNREALIZED
                                                                                  GAINS
                                                COMMON STOCK      ADDITIONAL   (LOSSES) ON
                                             ------------------    PAID-IN     MARKETABLE    RETAINED
                                              SHARES     AMOUNT    CAPITAL     SECURITIES    EARNINGS    TOTAL
                                             ---------   ------   ----------   -----------   --------   -------
Balance, January 1, 1993...................  8,681,525     $87      $16,202          --       $  (673)  $15,616
Issuance of common stock for cash..........    869,385       9          129          --            --       138
Tax benefit of stock options...............         --      --          230          --            --       230
Unrealized losses on marketable
  securities...............................         --      --           --        $(21)           --       (21)
Net income.................................         --      --           --          --         2,278     2,278
                                             ---------     ---      -------        ----       -------   -------
Balance, December 31, 1993.................  9,550,910      96       16,561         (21)        1,605    18,241
Issuance of common stock for cash..........     55,212      --           78          --            --        78
Tax benefit of stock options...............         --      --           24          --            --        24
Unrealized losses on marketable
  securities...............................         --      --           --         (74)           --       (74)
Net income.................................         --      --           --          --         2,629     2,629
                                             ---------     ---      -------        ----       -------   -------
Balance, December 31, 1994.................  9,606,122      96       16,663         (95)        4,234    20,898
Issuance of common stock for cash..........     76,994       1          114          --            --       115
Tax benefit of stock options...............         --      --          107          --            --       107
Unrealized gains on marketable
  securities...............................         --      --           --         144            --       144
Distributions to stockholders..............         --      --           --          --           (22)      (22)
Net income.................................         --      --           --          --         5,203     5,203
                                             ---------     ---      -------        ----       -------   -------
Balance, December 31, 1995.................  9,683,116      97       16,884          49         9,415    26,445
Unaudited:
Issuance of common stock for cash..........     55,080      --          238          --            --       238
Unrealized losses on marketable
  securities...............................         --      --           --         (35)           --       (35)
Distributions to stockholders..............         --      --           --          --           (12)      (12)
Net income.................................         --      --           --          --         1,166     1,166
                                             ---------     ---      -------        ----       -------   -------
Balance, March 31, 1996 (unaudited)........  9,738,196     $97      $17,122        $ 14       $10,569   $27,802
                                             =========     ===      =======        ====       =======   =======

          See notes to supplemental consolidated financial statements.

                          BROOKTROUT TECHNOLOGY, INC.

                       SUPPLEMENTAL CONSOLIDATED STATEMENTS OF CASH FLOWS
                                         (IN THOUSANDS)

                                                                                  THREE MONTHS
                                                                                      ENDED
                                                 YEARS ENDED DECEMBER 31,           MARCH 31,
                                              ------------------------------   -------------------
                                                1993       1994       1995      1995        1996
                                              --------   --------   --------   -------     -------
                                                                                   (UNAUDITED)
Cash flows from operating activities:
Net income..................................  $  2,278    $ 2,629   $  5,203   $   632     $ 1,166
Adjustments to reconcile net income to cash
  provided by (used for) operating
  activities:
  Cumulative effect of change in accounting
     principle..............................      (337)        --         --        --          --
  Depreciation and amortization.............       178        260        648        75         106
  Amortization of discount (premium) on
     marketable securities..................       (16)         9         21        (4)          9
  Deferred income taxes.....................        90       (157)       (50)      (30)       (123)
  Increase (decrease) in cash from:
     Accounts receivable....................    (1,642)      (187)    (3,026)     (246)        421
     Due to (from) stockholders.............         2         --         --        --          --
     Inventory..............................    (1,082)       263     (2,237)     (154)       (468)
     Other prepaid expenses.................      (231)        (9)      (123)       66         (23)
     Accounts payable and other accruals....       278      1,987      3,547       422         770
                                              --------    -------   --------   -------     -------
       Cash provided by (used for) operating
          activities........................      (482)     4,795      3,983       761       1,858
                                              --------    -------   --------   -------     -------
Cash flows from investing activities:
  Expenditures for equipment and
     furniture..............................      (359)      (269)      (646)     (103)     (1,805)
  Other assets..............................      (571)        10        (11)       --           2
  Investment................................        --         --       (500)       --          --
  Purchases of marketable securities........   (17,769)      (617)   (10,801)     (500)       (296)
  Maturities and sales of marketable
     securities.............................     8,054      1,700     11,544     3,900         591
                                              --------    -------   --------   -------     -------
       Cash provided by (used for) investing
          activities........................   (10,645)       824       (414)    3,297      (1,508)
                                              --------    -------   --------   -------     -------
Cash flows from financing activities:
  Proceeds from the sale of common stock....       138         78        222        25         232
  Distributions to stockholders.............        --         --        (22)       (2)        (12)
  Net proceeds from line of credit..........        --         --         50        --          --
  Repayment of long-term debt...............       (19)       (20)       (24)       (6)         (6)
                                              --------    -------   --------   -------     -------
       Cash provided by financing
          activities........................       119         58        226        17         214
                                              --------    -------   --------   -------     -------
Increase (decrease) in cash and
  equivalents...............................   (11,008)     5,677      3,795     4,075         564
Cash and equivalents, beginning of period...    15,766      4,758     10,435    10,435      14,230
                                              --------    -------   --------   -------     -------
Cash and equivalents, end of period.........  $  4,758    $10,435   $ 14,230   $14,510     $14,794
                                              ========    =======   ========   =======     =======

          See notes to supplemental consolidated financial statements.

                          BROOKTROUT TECHNOLOGY, INC.

            NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Business -- Brooktrout Technology, Inc. (the Company) supplies computer software and hardware products to system vendors and service providers in the electronic messaging market. The Company's products enable its customers to deliver a wide range of solutions for the integration and cost effective management of image (fax), voice and data communications. The Company conducts business principally in the United States, with manufacturing, research and sales operations centered in Massachusetts and Texas. The Company sells its products to service providers, original equipment manufacturers, and value-added resellers.

     Basis of Presentation -- The supplemental consolidated financial statements of the Company and its subsidiaries have been prepared to give retroactive effect to the acquisition of Technically Speaking, Inc. (TSI) on May 29, 1996 (see Note 2) which has been accounted for as a pooling-of-interests (pooling). Generally accepted accounting principles proscribe giving effect to a merger or business combination accounted for as a pooling in financial statements that do not include the date of consummation. These financial statements do not extend through the date of consummation; however, they will become the Company's historical consolidated financial statements after financial statements including the consummation date are issued.

     Principles of Consolidation -- The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, TSI, Brooktrout Securities Corporation, Brooktrout Technology (Europe) Limited (U.K.), Brooktrout Technology Europe, Ltd. (U.S.) and Brooktrout Networks Group, Inc. All significant intercompany balances and transactions have been eliminated.

     Interim Results (Unaudited) -- In the opinion of management, the accompanying interim unaudited consolidated financial statements as of March 31, 1996 and for the three-month periods ended March 31, 1995 and 1996 have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and operating results of the Company for such periods.

     Stock Splits -- All share and per share data have been restated to retroactively reflect the impact of two three-for-two stock splits effected by 50% stock dividends paid on February 27, 1996 and June 20, 1996.

     Inventory -- Inventory is carried at the lower of cost (first-in, first-out basis) or market and consisted of the following:

                                                           DECEMBER 31,
                                                     -------------------------     MARCH 31,
                                                        1994           1995           1996
                                                     ----------     ----------     ----------
    Raw materials..................................  $  997,000     $2,979,000     $3,486,000
    Work in process................................     477,000        605,000        495,000
    Finished goods.................................     167,000        294,000        365,000
                                                     ----------     ----------     ----------
              Total................................  $1,641,000     $3,878,000     $4,346,000
                                                     ==========     ==========     ==========

     Equipment and Furniture -- Purchased equipment and furniture is recorded at cost. Leased equipment is recorded at the lesser of cost or the present value of the minimum lease payments required during the lease period. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the related assets (five years) or, in the case of leased property, over the life of the lease, if shorter.

     Investment -- During 1995, the Company made an investment in the common stock of a company operating in the computer telephony industry. The Company's investment aggregated $500,000 at December 31, 1995 and represents less than 20% of the voting interest. Because the common stock is not readily marketable, the investment is carried at cost and periodically assessed for potential impairment in value.

                          BROOKTROUT TECHNOLOGY, INC.

     Revenue Recognition -- Revenue from product or software sales is recognized upon the shipment or delivery of product when no significant obligations remain. Revenue from maintenance and support contracts is deferred and recognized as the services are performed. Maintenance and support revenue included with an initial license fee is unbundled and recognized as the services are performed.

     Concentration of Credit Risk -- The Company sells its products to various customers in several industries. The Company generally requires no collateral; however, to control credit risk the Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. At December 31, 1995, 32% of the Company's accounts receivable were from one customer (see Note 7).

     Software Development Costs -- Certain software costs were capitalized prior to 1995 following attainment of technological feasibility. These costs aggregated $401,000 and are fully amortized at December 31, 1995. All other development costs of this nature were immaterial and charged to expense as incurred.

     Research and Development Costs -- Research and development costs, other than software development costs, are expensed as incurred.

     Warranty Costs -- Estimated costs of warranty repairs are provided at the time of sale of the related product.

     Income Taxes -- Deferred tax assets and liabilities are provided to recognize temporary differences between the book and tax bases of the Company's assets and liabilities. These assets and liabilities are measured using currently enacted rates. The Company adopted SFAS No. 109, "Accounting for Income Taxes," in 1993 and recognized a credit of $337,000, representing the effect of this accounting change.

     Cash Flow Information -- Cash equivalents include highly liquid securities with remaining maturities of three months or less at the time of purchase.

     Supplemental disclosure of cash flow information:

                                                             YEARS ENDED DECEMBER 31,
                                                      --------------------------------------
                                                        1993          1994           1995
                                                      --------     ----------     ----------
    Cash paid for interest..........................  $ 14,000     $   10,000     $    7,000
    Cash paid for income taxes......................   599,000      1,217,000      2,219,000

     Marketable Securities -- Marketable securities are classified as available-for-sale and are carried at fair market value using current market quotes. Unrealized gains or losses are recorded as a separate component of stockholders' equity.

     Marketable securities consist primarily of U.S. Treasury securities, with some funds held in investment grade corporate notes. At December 31, 1994 and 1995, the amortized cost of these securities was $8,639,000 and $7,874,000, respectively. Gross unrealized losses at December 31, 1994 were $95,000; there were no significant gross unrealized gains. Gross unrealized gains at December 31, 1995 were $49,000; there were no significant gross unrealized losses. Since the Company generally holds these securities to maturity, during the three years ended December 31, 1995, there were no significant realized gains or losses from sales of these securities.

     Income per Common Share -- Income per common share is computed using the weighted average number of common and common equivalent shares outstanding during each year. The weighted average number of shares outstanding during each period has been adjusted to reflect the three-for-two stock splits referred to above. Common equivalent shares consist of stock options using the treasury stock method.

     Pro Forma Income Per Common Share -- Pro forma income per common share is based upon reported net income, adjusted for pro forma tax charges (benefits) of $42,000, $34,000, $424,000, ($31,000) and $5,000 for the years ended December
31, 1993, 1994 and 1995 and the three month periods ended March 31,

                          BROOKTROUT TECHNOLOGY, INC.

1995 and 1996, respectively, on TSI income. TSI had elected to be taxed as a Subchapter S corporation for income tax purposes. Under this election, income was taxed directly to TSI stockholders. Accordingly, TSI's historical financial statements did not include a charge for income taxes. The pro forma tax charge was based upon TSI reported income using an estimated effective rate of 40%.

     Use of Estimates -- The preparation of financial statements requires, of necessity, the use of estimates to determine the appropriate carrying value of certain assets and liabilities. Each of these estimates requires the Company to carefully assess past history and to attempt to estimate probable outcomes in the future. While uncertainties are always present in the estimation process and changes in underlying assumptions could occur, the Company believes that the assumptions used to develop these estimates are reasonable.

     Fair Value of Financial Instruments -- Financial instruments held or used by the Company consist of cash, marketable securities, accounts receivable, accounts payable and letters of credit issued under the Company's line of credit (Note 3). With the exception of marketable securities, the fair values of these instruments are based on management's estimates, which could change if market conditions change, as of December 31, 1994 and 1995. Marketable securities are carried at fair value at each balance sheet date. Management believes that carrying value approximates fair value for all other financial instruments.

     Accounting for Long-Lived Assets -- In 1994, the FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which was effective for fiscal 1996. Adoption did not have a material impact on the Company's financial position or results of operations.

     Accounting for Stock Compensation -- In 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," which was effective in fiscal 1996. SFAS No. 123 prescribes a fair value approach to measuring the compensation element of grants or awards of equity instruments to employees and outsiders. SFAS No. 123 allows companies to continue to use the intrinsic value methodology provisions of APB No. 25 for measuring compensation with respect to grants or awards to employees; however, companies are required to use the fair value method to measure compensation on grants or awards to outsiders. The Company expects to continue to use the intrinsic value method for grants to employees and, since there were no equity awards made to outsiders in the three months ended March 31, 1996, adoption of SFAS No. 123 did not have a material impact on the Company's financial position or results of operations.

2. ACQUISITION OF TECHNICALLY SPEAKING, INC.

     On May 29, 1996, the Company acquired TSI. In connection with the acquisition, the Company issued approximately 713,000 shares of common stock to TSI stockholders in exchange for all of their interest in TSI. The acquisition qualified for pooling treatment and, as described in Note 1, the Company's consolidated financial statements have been restated to include the accounts of TSI for all periods presented.

     Information regarding the separate revenue and net income of the combined companies before effect of a change in accounting for income taxes is presented below. There were no adjustments required to conform

                          BROOKTROUT TECHNOLOGY, INC.

accounting policies of the two companies. Information for the year ended December 31, 1993 is not presented as the impact on the consolidated financial statements was not material.

                                                      DECEMBER 31,             MARCH 31,
                                                   -------------------     ------------------
                                                    1994        1995        1995       1996
                                                   -------     -------     ------     -------
    Revenues:
      Brooktrout.................................  $23,462     $34,392     $6,694     $10,183
      TSI........................................    1,464       4,541        523       1,130
      Elimination................................      (38)       (260)       (50)        (13)
                                                   -------     -------     ------     -------
         Combined................................  $24,888     $38,673     $7,167     $11,300
                                                   =======     =======     ======     =======
    Net income:
      Brooktrout.................................  $ 2,544     $ 4,144     $  710     $ 1,154
      TSI........................................       85       1,059        (78)         12
                                                   -------     -------     ------     -------
         Combined................................  $ 2,629     $ 5,203     $  632     $ 1,166
                                                   =======     =======     ======     =======

3. BANK LINE OF CREDIT

     The Company has a line of credit with a bank. The Company may borrow up to $5,000,000 on an unsecured basis, all of which may be used for issuance of letters of credit and foreign exchange contracts, subject to compliance with certain covenants. At December 31, 1995, commitments outstanding on letters of credit totaled $233,000 to be used for future inventory purchases; no borrowings have been made during any period presented. Any amounts outstanding under the line of credit would bear interest at the bank's prime rate. The line is subject to annual renewal and expires in July 1996.

     In addition, on March 16, 1995, a working capital line of credit in the amount of $100,000, collateralized by the assets of TSI, was made available for use by TSI by a bank. At December 31, 1995, there were $50,000 of borrowings outstanding under this facility. Borrowings bear interest at the bank's prime rate plus 1.25% (9.75% at December 31, 1995). In connection with this facility, TSI must meet certain covenants contained in the agreement. Borrowings under the line are collateralized by substantially all of TSI's assets and repayment was guaranteed by the TSI stockholders.

4. LONG-TERM DEBT

     Long-term debt consisted of the following:

                                                                          DECEMBER 31,
                                                                      --------------------
                                                                        1994        1995
                                                                      --------     -------
    Capital lease obligations.......................................  $ 30,000     $ 6,000
    Less current portion............................................   (24,000)     (6,000)
                                                                      --------     -------
    Long-term debt..................................................  $  6,000     $     0
                                                                      ========     =======

     At December 31, 1994 and 1995, the capitalized cost of leased equipment was approximately $133,000 and related accumulated amortization was approximately $92,000 and $113,000, respectively.

                          BROOKTROUT TECHNOLOGY, INC.

5. INCOME TAXES

     The provision for income taxes is approximately as follows:

                                                             YEARS ENDED DECEMBER 31,
                                                      --------------------------------------
                                                        1993          1994           1995
                                                      --------     ----------     ----------
    Federal -- current..............................  $872,000     $1,262,000     $2,013,000
    State -- current................................   226,000        484,000        742,000
    Federal -- deferred.............................   (90,000)      (112,000)       (37,000)
    State -- deferred...............................   (22,000)       (45,000)       (13,000)
                                                      --------     ----------     ----------
    Income tax provision............................  $986,000     $1,589,000     $2,705,000
                                                      ========     ==========     ==========

     A reconciliation of the statutory federal rate to the effective tax rate is as follows:

                                                                    YEARS ENDED DECEMBER 31,
                                                                    ------------------------
                                                                    1993      1994      1995
                                                                    ----      ----      ----
    Statutory tax rate............................................   34%       34%       34%
    TSI income not subject to taxation at corporate level.........   (1)       --        (5)
    State taxes, net of federal benefit...........................    5         7         7
    Other.........................................................   (4)       (3)       (2)
                                                                     --        --        --
    Effective tax rate............................................   34%       38%       34%
                                                                     ==        ==        ==

     In addition, the Company recorded $230,000, $24,000 and $107,000 in 1993, 1994 and 1995, respectively, as an increase in additional paid-in capital, reflecting the tax savings associated with the early disposition of incentive stock options by employees.

     The tax effects of significant items comprising the Company's net deferred tax asset as of December 31, 1994 and 1995 are as follows:

                                                                       1994         1995
                                                                     --------     --------
    DEFERRED TAX ASSETS:
    Allowance for doubtful accounts................................  $127,000     $154,000
    Inventory allowances...........................................   115,000      125,000
    Warranty accrual...............................................   140,000      138,000
    Other, principally vacation accrual and deferred rent..........    42,000       82,000
                                                                     --------     --------
    Deferred tax assets............................................   424,000      499,000
    Deferred tax liabilities -- equipment and furniture,
      principally depreciation methods.............................   (20,000)     (45,000)
                                                                     --------     --------
    Net deferred tax asset.........................................  $404,000     $454,000
                                                                     ========     ========

     Tax Attributes of TSI -- TSI and its stockholders had elected to be treated as a Subchapter S corporation under the Internal Revenue Code. As a result, TSI's income was taxed at the stockholder level and no provision for income taxes was made. This election terminated effective on the date of consummation of the merger, and TSI will be subject to corporate income taxes on a prospective basis.

                          BROOKTROUT TECHNOLOGY, INC.

     Although not subject to corporate income tax, differences have arisen between the reported amounts of assets and liabilities and the related tax bases of these items due to the use of the cash method of accounting for income tax purposes by TSI. At December 31, 1994 and 1995, these differences were approximately as follows:

                                                                    1994           1995
                                                                  ---------     ----------
    Accounts receivable.........................................  $ 220,000     $1,640,000
    Accounts payable and other accruals.........................   (145,000)      (634,000)
                                                                  ---------     ----------
    Gross temporary differences.................................  $  75,000     $1,006,000
                                                                  =========     ==========

     Effective for tax year 1995, TSI and its stockholders elected to change their tax accounting method to the accrual basis. The effect of this change will flow through to the stockholders of TSI in tax years 1995 and 1996. As a result, the tax attributes of TSI on the date of consummation are not expected to have a material impact on the combined Company's deferred or current tax positions.

6. STOCKHOLDERS' EQUITY

     Stock Option Plans -- The Company has three stock option plans in place, providing for the granting of options to purchase up to 1,989,000 shares of common stock: the 1984 Plan, the Executive Plan and the 1992 Plan. No further options are being granted under the 1984 Plan and the Executive Plan. Options to purchase a total of 1,267,260 shares are outstanding under those Plans. In May 1996, the stockholders approved an increase in the number of shares available under the 1992 Plan by 975,000 shares to 2,325,000 shares. Currently, there are 2,964,000 shares of Common Stock reserved for issuance under all three Plans. Exercise prices are at fair value at the date of grant, in the case of incentive stock options, or at the discretion of the Board of Directors in the case of nonqualified options. Options generally vest over five years; in some instances, vesting can accelerate upon the completion of certain defined milestones set by the Compensation Committee at the date of grant. There have been no option grants at exercise prices different from fair value.

     The following is a summary of stock option activity under all plans (including TSI's):

                                                                                   PRICE
                                                                  SHARES         PER SHARE
                                                                 ---------     --------------
    Balance, January 1, 1993...................................    500,918      $ .18 - $6.45
    Granted....................................................    193,500       4.95 -  6.55
    Exercised..................................................   (158,615)       .21 -   .89
    Canceled...................................................     (3,374)               .21
                                                                 ---------
    Balance, December 31, 1993.................................    532,429        .18 -  6.55
    Granted....................................................    704,813       4.11 -  6.78
    Exercised..................................................    (42,065)       .18 -   .89
    Canceled...................................................     (5,738)       .18 -  6.45
                                                                 ---------
    Balance, December 31, 1994.................................  1,189,439        .18 -  6.78
    Granted....................................................    184,430        .72 -  9.11
    Exercised..................................................    (61,280)       .18 -   .89
    Canceled...................................................       (336)               .21
                                                                 ---------
    Balance, December 31, 1995.................................  1,312,253        .18 -  9.11
                                                                 =========
    Exercisable at December 31, 1995...........................    390,474      $ .18 - $9.11
                                                                 =========

     Stock Purchase Plan -- In August 1992, the Board of Directors adopted and the stockholders approved the Company's 1992 Employee Stock Purchase Plan (the Purchase Plan). The Purchase Plan provides for

                          BROOKTROUT TECHNOLOGY, INC.

sales to participating employees of up to 112,500 shares of common stock, at prices of not less than 85% of fair market value on the beginning or ending date of the six-month offering period provided for purchase, whichever is lower. Through December 31, 1995, 44,176 shares had been issued.

     Reserved Shares -- The Company has reserved 1,608,011 shares of common stock for issuance upon the exercise of stock options and purchase of stock under the Purchase Plan.

     Distributions to Stockholders -- TSI's policy prior to the acquisition was to distribute annually to its stockholders an amount sufficient to pay the income taxes on the Subchapter S income reported on their personal income tax returns. In 1995 and 1996, distributions of $22,299 and $12,000 were made based upon 1994 and 1995 taxable income, respectively. No significant tax liability was incurred for 1993; therefore, no distribution was required.

7. MAJOR CUSTOMER

     One customer accounted for 58%, 53%, 36%, 49% and 26% of net revenue for the years ended December 31, 1993, 1994 and 1995, and the three month periods ended March 31, 1995 and 1996, respectively.

8. LEASE COMMITMENTS

     The Company had an operating lease commitment for its principal office and manufacturing facility which expired in December 1995. The Company has signed an operating lease commitment for a new office and manufacturing facility. The new lease agreement expires in October 2006 and the Company has the option to extend the lease for up to 10 years. The lease agreement requires the Company to pay all taxes, insurance and maintenance costs. In addition, the Company leases other office facilities under noncancellable operating leases. These leases contain rent holiday and escalation clauses. Rent expense under these leases is recognized on a straight-line basis. Rent expense under all operating leases aggregated $351,000, $412,000, $511,000, $78,000 and $187,000 for each of the years ended December 31, 1993, 1994, 1995 and the three month periods ended March 31, 1995 and 1996, respectively.

  Minimum Lease Payments Under Non-Cancellable Operating Leases

   YEARS ENDING DECEMBER 31,
   -------------------------
         1996...................................................................   $  190,000
         1997...................................................................      482,000
         1998...................................................................      501,000
         1999...................................................................      508,000
         2000...................................................................      539,000
         Thereafter.............................................................    2,040,000
                                                                                   ----------
                   Total........................................................   $4,260,000
                                                                                   ==========

9. INTERNATIONAL SALES

     International sales, principally exports from the United States, accounted for approximately 13% of revenue for the year ended December 31, 1993 and 11% for the year ended December 31, 1995. International sales were less than 10% of revenue in 1994. International sales were approximately 11% and 18% of revenue for the three month periods ended March 31, 1995 and 1996, respectively.

                          BROOKTROUT TECHNOLOGY, INC.

10. CONTINGENCIES


     The Company is a party to a number of legal actions which arise in the normal course of business. The Company, taking into account advice of counsel, does not believe the eventual outcome of these matters will have a material effect on the Company's consolidated financial condition or results of operations.



11. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)


                                          FIRST         SECOND          THIRD          FOURTH
                                         QUARTER        QUARTER        QUARTER        QUARTER
                                       -----------    -----------    -----------    ------------
    1995
    Revenue..........................   $7,167,000     $8,963,000     $9,751,000     $12,792,000
    Gross profit.....................    3,673,000      4,705,000      5,574,000       6,962,000
    Income from operations...........      866,000      1,416,000      2,174,000       2,492,000
    Net income.......................      632,000        967,000      1,830,000       1,774,000
    Net income per common share......         0.06           0.10           0.19            0.17
    Pro forma net income per common
      share..........................        $0.07          $0.10          $0.14           $0.16
    1994
    Revenue..........................   $5,301,000     $6,598,000     $6,025,000     $ 6,964,000
    Gross profit.....................    2,779,000      3,296,000      3,049,000       3,709,000
    Income from operations...........      728,000        988,000        629,000       1,279,000
    Net income.......................      516,000        683,000        506,000         924,000
    Net income per common share......         0.05           0.07           0.05            0.10
    Pro forma net income per common
      share..........................        $0.05          $0.06          $0.05           $0.10

===============================================================================

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY OF THE SELLING STOCKHOLDERS OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY THE SHARES OF COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

              TABLE OF CONTENTS

                                             PAGE
                                             ----
Prospectus Summary.........................    3
Risk Factors...............................    6
Use of Proceeds............................   11
Price Range of Common Stock................   11
Dividend Policy............................   11
Capitalization.............................   12
Selected Supplemental Consolidated
  Financial Data...........................   13
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...............................   14
Business...................................   19
Management.................................   32
Principal and Selling Stockholders.........   34
Shares Eligible for Future Sale............   36
Underwriting...............................   37
Legal Matters..............................   38
Experts....................................   38
Additional Information.....................   38
Incorporation of Certain Documents by
  Reference................................   39
Index to Supplemental Consolidated
  Financial Statements.....................  F-1

================================================================================

================================================================================


                                 900,000 Shares


                           [BROOKTROUT TECHNOLOGY LOGO]


                                  Common Stock


                            ------------------------
                              P R O S P E C T U S
                            ------------------------


                       PRUDENTIAL SECURITIES INCORPORATED

                               SMITH BARNEY INC.

                                 TUCKER ANTHONY
                                  INCORPORATED


                                August   , 1996


================================================================================

                                    PART II.

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth an itemized statement of all expenses expected to be incurred in connection with the issuance and distribution of the securities being registered (all of which are estimated, other than the filing fee of the Securities and Exchange Commission):

    Securities and Exchange Commission filing fee.............................  $ 19,852
    NASD Fee..................................................................     6,257
    NASDAQ Listing Fee........................................................    17,500
    Legal fees and expenses...................................................   175,000
    Accounting fees and expenses..............................................    60,000
    Printing expenses.........................................................    75,000
    Blue sky fees and expenses................................................    10,000
    Miscellaneous.............................................................    36,391
                                                                                --------
                                                                                $400,000
                                                                                ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company is a Massachusetts corporation. Reference is made to Chapter 156B, Section 13 of the Massachusetts Business Corporation Law (the "MBCL"), which enables a corporation in its original articles of organization or an amendment thereto to eliminate or limit the personal liability of a director for monetary damages for violations of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Sections 61 and 62 of the MBCL (providing for liability of directors for authorizing unauthorized distributions and for making loans to directors, officers and certain shareholders) or (iv) for any transaction from which a director derived an improper personal benefit.

     Reference also is made to Chapter 156B, Section 67 of the MBCL, which provides that a corporation may indemnify directors, officers, employees and other agents and persons who serve at its request as directors, officers, employees or other agents of another organization or who serve at its request in any capacity with respect to any employee benefit plan, to the extent specified or authorized by the articles of organization, a by-law adopted by the stockholders or a vote adopted by the holders of a majority of the shares of stock entitled to vote on the election of directors. Such indemnification may include payment by the corporation of expenses incurred in defending a civil or criminal action or proceeding in advance of the final disposition of such action or proceeding, upon receipt of an undertaking by the person indemnified to repay such payment if he shall be adjudicated to be not entitled to indemnification under Section 67 which undertaking may be accepted without reference to the financial ability of such person to make repayment. Any such indemnification may be provided although the person to be indemnified is no longer an officer, director, employee or agent of the corporation or of such other organization or no longer serves with respect to any such employee benefit plan. No indemnification shall be provided, however, for any person with respect to any matter as to which he shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his action was in the best interest of the corporation or to the extent that such matter relates to service with respect to an employee benefit plan, in the best interest of the participants or beneficiaries of such employee benefit plan.

     Article VI.D of the Restated Articles of Organization of the Company provides that, except under certain circumstances, directors of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duties as a director.

     Article IV of the By-laws of the Company provides for indemnification of the officers and directors of the Company to the full extent provided by applicable law.


ITEM 16. EXHIBITS.


     Unless otherwise indicated, all exhibits were filed with the Registration
Statements on Form S-3 on either June 26, 1996 or July 9, 1996.


EXHIBIT
  NO.                                          DESCRIPTION
- -------                                        -----------
    1.1   Form of Underwriting Agreement.
    5.1   Opinion of Goodwin, Procter & Hoar LLP regarding the legality of the securities being registered.
   11.1   Statement regarding computation of per share earnings
   23.1   Consent of Goodwin, Procter & Hoar LLP (included in its opinion filed as Exhibit 5).
  *23.2   Independent Auditors' Consent -- Deloitte & Touche LLP.
   24.1   Power of Attorney (included in signature page of Registration Statement filed on June
          26, 1996).
   27     Financial Data Schedule.

- ---------------
 * Filed herewith.

ITEM 17. UNDERTAKINGS.

     (a) The registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     (c) The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, Commonwealth of Massachusetts, on August 2, 1996.


                                          BROOKTROUT TECHNOLOGY, INC.

                                          By:     /s/ ROBERT C. LEAHY
                                            ------------------------------------
                                                      Robert C. Leahy
                                               Vice President of Finance and
                                                 Operations, and Treasurer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.



               SIGNATURE                                TITLE                        DATE
               ---------                                -----                        ----

                  *                       President, Chief Executive            August 2, 1996
- ----------------------------------------  Officer and Director (Principal
             Eric R. Giler                Executive Officer)

                  *                       Vice President of Research and        August 2, 1996
- ----------------------------------------  Development, Clerk and Director
          David W. Duehren

       /s/  ROBERT C. LEAHY               Vice President of Finance and         August 2, 1996
- ----------------------------------------  Operations, and Treasurer
            Robert C. Leahy               (Principal Financial and
                                          Accounting Officer)

                  *                       Vice President of Advanced            August 2, 1996
- ----------------------------------------  Product Engineering and Director
           Patrick T. Hynes

                  *                       Director                              August 2, 1996
- ----------------------------------------
          Robert G. Barrett

                  *                       Director                              August 2, 1996
- ----------------------------------------
          David L. Chapman

                  *                       Director                              August 2, 1996
- ----------------------------------------
         W. Brooke Tunstall


*By   /s/  ROBERT C. LEAHY
    -----------------------------
           Robert C. Leahy
           Attorney-in-fact